Financial Highlights

			Pre-recapitalization
	Year Ended	Nine Months	Three Months	Year Ended
	Dec 31	Ended Dec 31	Ended Mar 31	Dec 31
(millions of Canadian dollars)	2003	2002	2002	2001
Revenue	805.3	598.9	201.8	928.4
Gross profit	395.4	263.2	85.0	419.5
Gross margin	49.1%	43.9%	42.1%	45.2%
EBITDA	97.8	35.9	11.9	134.8
Net loss	(35.3)	(57.7)	(91.8)	(1,524.7)
Cash provided by [used in] operating activities	33.7	29.5	(23.4)	(27.2)
Capital assets	515.2	600.0	736.2	749.7
Long-term liabilities	424.1	511.8	2,662.9	2,626.2
Shareholders’equity [deficiency]	254.4	248.6	(1,515.1)	(1,423.3)

Corporate Profile

Call-Net Enterprises Inc. is a national facilities based full service telecommunications company. Primarily through its wholly owned subsidiary Sprint Canada Inc., the Company offers local, long distance, Internet, data and wireless services to consumers, businesses of all sizes and governments.

Call-Net owns and operates 14,000 route kilometres of fibre in North America as well as local access equipment in five major markets that include 25 municipalities across Canada. Its networks are integrated with those of Sprint Communications Company L.P., to provide seamless North American coverage.

Call-Net’s common shares and class B non-voting shares trade on the Toronto Stock Exchange under the symbols FON and FON.B respectively.

Contents

IFC	Financial Highlights
2	Chairman’s Letter
3	Message to Shareholders
6	Operational Review
12	Management’s Discussion and Analysis
33	Management’s Responsibility
33	Auditors’ Report
34	Consolidated Financial Statements
37	Notes to Consolidated Financial Statements
IBC	Corporate Directory
IBC	Shareholder Information

Product Portfolio

2003 REVENUE	PRODUCT	LINES &
(millions of Canadian dollars)	& SERVICES	CUSTOMERS	MARKETS
Consumer Services
Group	• Home phone	200,000 lines	• 12 million homes

	• Small office home office bundles	6,000 lines	• Small businesses with less than $500 of monthly telecommunications spending

	• Long distance	609,000 lines
• Dial around
• Calling card
• Toll free
• eForce (Rate & Compare)
	• Home phone/wireless	13,000 lines

	• Internet access	65,000 lines
(The MostTM Online)

Business Solutions	• Local service	71,600 lines	• Small and medium sized businesses
	• Voice	8,800 lines
	• Long distance		• Multi-national corporations
• Calling card
• Toll free
• Solutions management
• Teleconferencing
• Calling detail reporting
	• Bill analysis software		• Large corporations
• Integrated voice response
	• Advanced voice recognition		• Governments

	• Data	1,700 lines
• IP Enabled Solutions
• Frame relay
• ATM
• Private line
• Managed network services
• Remote IP VPN
• Transparent LAN
• DSL

Carrier Services	• Local service	• Carriers	• Domestic and foreign carriers
	• Long distance	• Resellers
• Toll free
	• Calling card	• Rebillers
	• Call detail reporting		• Dial around companies
• Automated call routing

• Data
	• Frame relay		• Pre-paid card companies
• ATM
• Private line
• Virtual ISP
	• Virtual POP		• Internet service providers
• IP transit

Chairman’s Letter

Call-Net Enterprises Inc. has come a long way in the past three years. It is now focused on markets where it can differentiate itself from competitors and succeed.

Credit for putting the Company on the path of responsible growth belongs to the management team led by chief executive officer, Bill Linton. This team has the strength to execute the business strategy approved by the board of directors in October 2003. The strategy facilitates Call-Net’s transition from a company reliant on the long distance business to one that has a solid presence in residential and business markets based on marketing innovations and technological leadership. The strategy fully leverages the relationship with Sprint Communications Company L.P. (Sprint) and positions Call-Net to capture share in targeted market segments. This thoughtful and prudent strategy should serve shareholders and bondholders well.

As a corporate director, former business school dean, and corporate governance advocate, I am sensitive to concerns about the ability of directors to provide effective governance oversight. Call-Net has strong governance practices that include separation of the chairman and chief executive roles, annual board evaluations and regular CEO performance reviews. Most important, the board has independently minded directors willing to challenge management in a supportive manner. The board has a good mix of business experience. Two directors have telecommunications backgrounds and the four-member audit committee consists of individuals with financial backgrounds.

I thank the shareholders and bondholders for their patience during the turnaround. The results in 2003 should be indicative of the steady improvements that can be expected in the years ahead.

/s/ Lawrence G. Tapp

Lawrence G. Tapp
CHAIRMAN

Message to Shareholders

Our goal is to be a smarter alternative to the traditional telecommunications companies by offering value-added products in market niches we can penetrate successfully. Under our Red is Smarter™ marketing theme, we are making progress while continuing to tighten the management of financial and human resources.

SOLID FINANCIAL RESULTS

The implementation of our consumer and business strategies produced solid financial results although revenue growth continues to be constrained, partly due to decreases in long distance and data prices and partly because of our decision to maintain cash flow self-sufficiency. In 2003, we generated positive cash flow, recorded the second best earnings before interest, taxes, depreciation and amortization (EBITDA) in the last ten years and ended the year with a healthy balance sheet. All this reduced our financial risk and positioned the Company for growth.

INVESTORS SHARED IN THE GOOD NEWS

Our common shares rose from $1.00 per share to $4.91 per share and our class B shares rose from $1.05 per share to $5.05 per share by year-end. One dollar of Call-Net debt traded at a value of $1.00 compared with 54 cents at the end of 2002. The turnaround has also allowed us to attract a larger following among financial analysts and contributed to establishing better liquidity in our stock and more interest from the investment community.

BUNDLED HOME PHONE SERVICES

In 2003 we refined our strategy of using home phone service as the focal point of our consumer base. This strategy is working. By year-end 2003, almost half of our consumer revenue came from customers who subscribe to a combination of services – home phone, long distance, dial-up Internet and wireless services. At year-end, Canadian consumers and small office home office (SOHO)

Message to Shareholders

users had subscribed to over 206,000 home phone service lines – a 46 per cent increase over the prior year.

SEAMLESS NORTH AMERICAN NETWORK

In the business sector, our revenue-generating initiatives with Sprint paid dividends this year as we jointly offered multi-national corporations seamless telecommunications services throughout North America. No competitor can match this offering in the $5 billion cross border market between Canada and the United States. We also made progress in other business segments, including enhanced voice services and the next generation of data services utilizing virtual private network (VPN) and voice over Internet protocol (VoIP), delivered on our Cisco-certified IP network.

A CREDIBLE VALUE ALTERNATIVE

We have no illusions about the future. Price competition is fierce and the incumbent telecommunication companies have enormous advantages because of their economies of scale and marketing power, two legacies from the monopoly era. Still, the Sprint Canada brand is gaining recognition, respect and momentum in the residential home phone service market and with value-added products and services for small, medium and large business customers.

RULES OF COMPETITION

Call-Net was a pioneer in opening the long distance market to competition in 1987 and the local service market in 1997. The Canadian Radio-television and Telecommunications Commission (CRTC) had envisioned that by now Canada’s $34 billion telecommunications industry would be highly competitive with new entrants fighting fairly for market share against the former monopoly telephone companies. Canadian consumers were expected to have real choice in terms of their telecommunication

Message to Shareholders

providers and services. However, based on the CRTC’s own research, real competition remains largely elusive. Most Canadian consumers still have no choice when it comes to their home phone service – and have no idea that they should have a choice.

The lack of home phone service competition is a consequence of several factors, including the challenge of economic and technically feasible delivery systems, the slowness of the regulatory environment to recognize and implement changes that would promote effective competition, and resistance by the former monopolies to implement CRTC pro-competition rulings.

Although much progress has been made in the last year, the CRTC must enforce its rulings, establish penalties for non-compliance, and accelerate its efforts to ensure genuine choice through fair competition. Call-Net would then be able to justify investing in the local service delivery infrastructure and back-office services required to offer real choices to more Canadians.

In conclusion, I thank our loyal customers for their support throughout the year. Also, we would not be where we are today without the continuing commitment and dedication of the directors of the board and our employees. They deserve much of the credit for our continued success.

/s/ William W. Linton

William W. Linton
PRESIDENT & CHIEF EXECUTIVE OFFICER

Operational Review

Call-Net is the only Canadian telecommunications company to operate in the residential, business and wholesale markets on a national basis. It also maintains an extensive fibre network and related information technology assets. Our business is organized into three groups – consumer services, business solutions, and wholesale carrier services, each supported by our technology services group.

CONSUMER SERVICES BUILT AROUND THE HOME PHONE

There is substantial pent-up demand among households for an alternative to their traditional home telephone service. The only national facilities-based full service alternative for consumers is Sprint Canada. Our consumer services group, which also serves SOHO customers, offers bundled local, long distance, wireless and dial-up Internet access services centered on the home telephone.

We provide home phone service in 25 municipalities in five major urban markets in and surrounding Vancouver, Calgary, Toronto, Ottawa and Montreal. Our addressable market is approximately one-third of Canada’s 12 million households.

Operational accomplishments in 2003 included:

•	A 46.1 per cent increase to 206,000 home phone service lines in Canadian households.

•	A reduction in churn among bundled long distance and home phone service customers from 4.4 per cent at the end of 2002 to 2.8 per cent at the end of 2003. (Churn refers to the monthly loss of customers expressed as a percentage of total customers.)

•	The introduction of a bundled home phone and wireless service in the last four months of 2003 that attracted 12,800 subscribers.

Operational Review

BUNDLING HAS IT BENEFITS

As family life becomes busier, technology is playing an integral role in keeping families connected. Helping families stay in touch without stretching the household budget is a challenge that Sprint Canada has addressed through its unique homephone/ Fido®wireless service. Families can bundle their home phone and multiple wireless phones into one convenient package at one affordable price with one monthly bill and one number to call for service and support.

•	The introduction of several new long distance rate plans including a very successful unlimited North American dialing plan, available only to Sprint Canada home phone service customers.

•	The acquisition of certain assets of Mosaic Performance Solutions (renamed eForce), a reseller of long distance service through consumer service companies, such as financial institutions and cable operators.

•	Further investments in customer care in response to the growth of the home phone service base.

In 2004, we plan to expand our service offering with the addition of Internet protocol-based telephone service, commonly known as voice over Internet protocol, or VoIP. We are also reviewing the market for high-speed Internet access using digital subscriber line, or DSL, technology.

We already have DSL equipment in approximately one-third of our local access co-locations across Canada. The CRTC is expected to rule in 2004 on whether to permit the reselling of the incumbent’s DSL service, which will influence how we proceed.

In the case of VoIP service, we expect a number of competitors to emerge by the end of 2004. Our VoIP service will have an edge over competitors by providing full home phone telephone service, including most of the features associated with wireline service. Despite the current interest in VoIP, we expect the traditional wireline service to dominate for many years to come.

RELIABLE BUSINESS SOLUTIONS

With sales offices in all major Canadian markets and approximately 300 sales personnel, our business solutions group provides business

Operational Review

customers with a full suite of applications and services by focusing on select market niches.

Operational accomplishments in 2003 included:

•	The addition of 41,400 business local equivalent lines, bringing our total at year-end to 71,600 lines.

•	Doubling of business accounts to exceed 11,000 at year-end, reflecting our success in expanding in the small to medium enterprise (SME) market.

•	Important new national account wins including The Oppenheimer Group, Top Producer Systems Inc., IntelliRisk Management Corp., and Air Canada.

•	Strong success in partnering with Sprint to sell our seamless North American network coverage to multi-national corporations. Sprint and Sprint Canada are the only companies offering a single continent-wide integrated network. Close to 30 per cent of our new business wins in 2003 were in this area.

•	The launch in September of our advanced IP Enabled Solutions. These applications are ideal for companies with workforces at multiple sites and provide reliable and secure business-critical solutions such as VoIP and end-to-end video conferencing. The simple architecture preserves the customer’s investment in existing data networks and produces cost savings through the more efficient deployment of technology resources.

•	Success in penetrating the call centre sector with our integrated voice response (IVR) and advanced voice recognition (AVR) technology. Our speech-enabled solutions deliver efficiencies and value for independent and corporate call centre organizations. These solutions reduce the amount of time a customer must spend inquiring about a product or service and increase the rate at which customer enquiries are satisfied without having to speak directly to a service associate.

Operational Review

•	Progress in developing new sales channels, utilizing third-party agents, to sell our bundled local, long distance and high-speed Internet access services to small and medium-sized businesses, a market under-serviced by our competitors.

Our relationship with Sprint provides access to next-generation technology and solutions at a fraction of the cost of development. We will continue to leverage this relationship as well as our own expertise to deliver improved data and voice services, such as IP virtual private networks, upgraded frame relay networks, North American toll-free, enhanced voice services and VoIP.

MAXIMIZING OUR CARRIER SERVICES

No major competitor in North America can complete all voice and data traffic on its own network. We lease access from competitor networks and they lease access from us. We compete to provide other carriers with services they need and in doing so increase utilization of our facilities. Our skill is in integrating different networks to provide reliable service at low operating cost. Our largest carrier customers are Sprint, MCI, and other local and competitive exchange carriers. We also provide carrier services to long distance resellers, such as dial-around services and prepaid calling card providers, and connection services to smaller companies. Our wholesale carrier services unit is a profit centre that does not drive capital expenditures.

OPTIMIZING OUR NETWORK

Supporting our three business units is our technology services group who among other things, manage Call-Net’s network. We own and operate one of the five major fibre networks in Canada. Our extensive network offers long distance, local, data (ATM and frame relay) and Internet protocol. In 2003, we carried a record volume of long

Operational Review

distance traffic for residential, business and wholesale customers.

In 2003, we consolidated our carrier staff into a single team to manage both access to other networks and the leasing of our own excess capacity. The result was a significant reduction in carrier costs.

We also received the Cisco Powered Network designation for our multi-service VPN solution, during 2003. The designation certifies that our network infrastructure can support the most bandwidth intensive VPN applications, such as voice, video/multimedia and data transmission.

LOOKING AHEAD

Our operations are scaled for further controlled growth in the niche markets where we have established a credible presence. Our workforce has stabilized at just over 1,700 people and should expand modestly in 2004, in step with anticipated growth.

/s/ Duncan J. McEwan

Duncan J. McEwan
CHIEF OPERATING OFFICER

Our National Network

(M = millions of lines)

Total co-locations	134
Addressable consumer market	4.0 M
Addressable business market	2.6 M
Total addressable market	6.6 M
Route kilometres of fibre	14,000

Major switch
Major local markets
Existing fibre
Sprint U.S. interconnection
Leased facilities
Call-Net points of interconnection
Emergency restoration fibre facilities
Edmonton
Saskatoon
Kamloops
Red Deer
Vancouver
Calgary
Victoria
Medicine Hat
Regina
Winnipeg
Emerson
Seattle
Thunder Bay
Sudbury
Minneapolis/St. Paul
Milwaukee
Chicago
Detroit
Ottawa
Kingston
Belleville
Oshawa
Mississauga
Brampton
Guelph
Kitchener
Stratford
London
Sarnia
Toronto
Hamilton
Brantford
St. Catharines
Buffalo
Montreal
Alburg Springs
Albany
Quebec City
Corner Brook
St. John's
Charlottetown
Saint John
Halifax
New York City
London England

Management’s Discussion and Analysis

     FINANCIAL CONTENT

12	MANAGEMENT’S DISCUSSION AND ANALYSIS
33	MANAGEMENT’S REPORT
33	AUDITORS’ REPORT
34	CONSOLIDATED BALANCE SHEETS
35	CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
36	CONSOLIDATED STATEMENTS OF CASH FLOWS
37	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management’s Discussion and Analysis (MD&A) is intended to help readers understand the dynamics of Call-Net’s business and the key factors underlying its financial results. It explains trends in Call-Net’s financial condition, results of operations and balance sheet for the year ending December 31, 2003 compared with the previous fiscal year. The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 – Management’s Discussion and Analysis. This MD&A should be read in conjunction with the Audited Consolidated Financial Statements for December 31, 2003 and December 31, 2002.

FORWARD-LOOKING STATEMENTS

The consolidated financial statements and MD&A necessarily include amounts and conclusions based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality.

     Certain statements in the MD&A also constitute forward-looking statements. They involve known and unknown risks, uncertainties, and other factors that may cause the results, performance or achievements of Call-Net to differ materially from those expressed or implied by such statements. Such factors include, among others, general economic and business conditions, demographic changes, regulation, major technology changes, timing of product introductions, competition and the ability of Call-Net to attract and retain key employees.

NON-GAAP MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below is a definition of each of the non-GAAP financial measures used in this MD&A. At the point in the MD&A which each non-GAAP financial measure is discussed, a table has been provided to reconcile to the most directly comparable GAAP measure.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a financial metric used by investors to analyze the operating results of companies and their ability to incur and service debt. Call-Net uses EBITDA as an operating performance benchmark and defines it as revenue less carrier charges and operating costs. Readers are cautioned that EBITDA as calculated by Call-Net may not be comparable to similarly titled amounts reported by other companies.

Free Cash Flow

Free cash flow is defined as EBITDA less interest expense on long-term debt, cash income taxes paid and net capital expenditures.

Management Discussion and Analysis

CALL-NET’S BUSINESS STRATEGY

Call-Net is the only national, full-service telecommunications alternative to the long-established telephone companies, known as incumbent local exchange carriers, or ILECs. Primarily through its wholly owned subsidiary Sprint Canada Inc. (Sprint Canada), the Company offers home phone, long distance, dial-up Internet, and wireless services to residential customers in Canada’s largest metropolitan areas, as well as local, long distance, data and Internet protocol solutions (including high-speed access) to Canadian businesses of all sizes and governments.

     Call-Net provides services through three businesses units – Consumer Services, Business Solutions and Carrier Services. The first two are provided largely under the Sprint Canada brand, while carrier services are delivered under the Call-Net brand.

     Call-Net is a facilities-based company operating 14,000 route kilometres (8,600 route miles) of North American fibre. This network connects Canada’s largest markets and key United States markets. It also connects with Europe through company-owned international gateway switches in New York City and London, and a trans-Atlantic fibre indefeasible right of usage.

     Call-Net is seamlessly connected to the network of Sprint Communications Company L.P. (Sprint) at multiple points across the Canada/U.S. border. In Canada, Call-Net also owns and operates a national Cisco Internet protocol (IP) network.

     Local service is provided through equipment co-located in the switch centres of the ILECs. At December 31, 2003, Call-Net had 134 active co-locations in five major urban centres incorporating 25 of Canada’s most populous municipalities. The Company intends to install at least 14 new co-locations in 2004. In Montreal and Vancouver, certain co-locations are connected to Call-Net’s local switches by metro area networks (MANs). Call-Net can sell local access to an addressable market of 4.0 million consumer and 2.6 million local equivalent business lines.

     Call-Net has historically derived the bulk of its revenue from long distance services provided to Canadian households and businesses. In the past three years, the Company has reduced its dependency on long distance services and broadened its product offering. While long distance remains an important contributor to financial performance, Call-Net’s focus has shifted to market niches where the Company can gain competitive advantage by offering bundled services as well as superior customer service.

     This niche market strategy consists of offering bundled services to residential users centered on the home phone, North American network services to multi-national corporations, comprehensive business solutions (including IP Enabled Solutions) for large and medium-sized organizations, bundled services for small and medium-sized businesses, and technological innovations such as voice recognition applications in certain niches.

     Call-Net is headquartered in Toronto and has operations in 13 offices across Canada and four U.S. locations, employing over 1,700 people.

COMPETITIVE ADVANTAGES

The Company has several competitive advantages over the ILECs and other telecommunications service providers. They include:

For residential consumers:

•	A single, affordable price for services bundled according to customer preference

•	A single invoice that integrates all customer requirements

•	Simplicity and ease of customer contact regardless of the number of services

•	Reliable service that delivers dial-tone 99.999 per cent of the time.

For businesses:

•	The ability to deliver seamless North American network services to multi-national corporations (MNCs)

•	Early delivery of next-generation business applications through its relationship with Sprint

Management Discussion and Analysis

•	Reliable, affordable solutions for integrated local, long distance and data in the small and medium-sized business market segment

•	Enhanced voice applications for call centres, including automated voice recognition and customized voice applications.

COMPETITIVE DISADVANTAGES

Call-Net faces two major competitive disadvantages compared with the incumbent telecommunication companies. One is the lack of economic scale. Achieving sufficient scale depends on several factors, such as further investment in local service and high-speed Internet infrastructure and improved ILEC compliance with CRTC rulings designed to promote fair competition in local services.

     The other major disadvantage is that Sprint Canada’s offerings are comparable in quality and service to that of the incumbents. This means that in order to differentiate itself, the Company must compete on price and service. These two factors combine to reduce margins relative to the incumbents.

TECHNOLOGY RISKS

The biggest force for potential change in the telecommunications industry is the threat of substitution of the traditional landline telephone by new technologies.

     Wireless is often cited as an eventual replacement for the standard home telephone, although experience shows that wireless phones are used primarily as a second line. The popularity of wireless phones among younger generations has resulted in some abandonment of landline service, but these preferences are not likely to challenge the prominence of the traditional wireline phone for many years, if at all. To benefit from the popularity of wireless phones as a second line, Call-Net introduced a bundled home phone/wireless service in 2003 with considerable success.

     A more recently cited threat to the standard landline is telephone service over the Internet, commonly referred to as voice over Internet protocol (VoIP). This service may not be for everyone as it is less reliable than the standard telephone, though there are potential cost savings for users. To meet the demands of those who want Internet telephony, Call-Net will introduce VoIP service for residential consumers in 2004.

     In management’s view, the home phone will remain the centerpiece of Canadian telecommunications. From company-owned equipment, Call-Net can provide home phone service to approximately one-third of the 12 million homes in Canada. The introduction of VoIP service will expand the Company’s addressable market.

     In the business market, there is a continuing shift from asynchronous transfer mode (ATM) and frame relay (two common data networks) to Internet protocol (IP) delivered through virtual private network (VPN) services. This transition results in lower costs for both users and carriers. Call-Net is positioned ahead of this trend with one of the most advanced IP networking solutions available.

2003 IN SUMMARY

In 2003, Call-Net had its best year in the past five. In 2003, Call-Net’s operations generated more cash than it consumed. EBITDA was at the second highest level in the past ten years and its net loss was dramatically reduced. By year-end, its balance sheet was in good shape with a strong cash position and net debt was at its lowest level in five years. This progress in a year of definitive turnaround removed much of the financial risk that has inhibited Call-Net in the past five years.

FOURTH QUARTER 2003 HIGHLIGHTS

In the fourth quarter, revenue was flat over the previous quarter, but the Company continued to make progress in selling home phone service and bundled home phone/wireless service to Canadian consumers and IP Enabled Solutions to Canadian businesses of all sizes.

Management Discussion and Analysis

Revenue Breakdown by Segment

				Variance from		Variance from
	Three Months Ended			Prior Year		Preceding Quarter
(millions of	Dec 31,	Dec 31,	Sept 30,
Canadian dollars)	2003	2002	2003	$	%	$	%
Long distance	45.4	45.3	46.6	0.1	0.2%	(1.2)	(2.6)%
Data	3.4	4.8	3.6	(1.4)	(29.2)%	(0.2)	(5.6)%
Local	21.8	16.6	19.5	5.2	31.3%	2.3	11.8%
Wireless	1.3	—	0.1	1.3	—	1.2	1200.0%

Consumer Services	71.9	66.7	69.8	5.2	7.8%	2.1	3.0%

Long distance	37.8	36.2	38.5	1.6	4.4%	(0.7)	(1.8)%
Data	33.0	36.8	33.9	(3.8)	(10.3)%	(0.9)	(2.7)%
Local	8.8	5.7	8.3	3.1	54.4%	0.5	6.0%

Business Solutions	79.6	78.7	80.7	0.9	1.1%	(1.1)	(1.4)%

Long distance	39.6	40.8	41.8	(1.2)	(2.9)%	(2.2)	(5.3)%
Data	11.8	15.2	11.5	(3.4)	(22.4)%	0.3	2.6%
Local	1.2	1.0	1.1	0.2	20.0%	0.1	9.1%

Carrier Services	52.6	57.0	54.4	(4.4)	(7.7)%	(1.8)	(3.3)%

Total	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%

     Total revenue in the fourth quarter was $204.1 million representing a 0.4 per cent decline from the third quarter of 2003 and a 0.8 per cent increase from the fourth quarter of 2002. Consumer services revenue improved compared with the third quarter of 2003 and the fourth quarter of 2002. Increases in home phone service and new revenue from wireless service more than offset declines, principally in dial-up Internet access. Consumer long distance revenue was essentially unchanged from the fourth quarter of 2002. Consumer long distance revenue was down in the fourth quarter of 2003 compared with the third quarter of 2003, due mainly to a change in the mix of long distance plans, as more consumers took advantage of Sprint Canada’s unlimited North American calling plan.

     During the fourth quarter, Call-Net added 37,900 net local equivalent lines, of which 30,600 were for consumers. Call-Net also finished the quarter with 12,800 wireless subscribers.

     Business solutions and carrier services revenue fell in the fourth quarter, relative to the third quarter of 2003, as a result of the overall decline in business activity during the fourth quarter holiday season. Compared to the same quarter last year, business solutions revenue increased marginally, as a decline in data revenue was more than offset by higher revenue from long distance and local service. Carrier services revenue declined by $4.4 million compared to the same period last year, primarily due to lower data revenue.

     Carrier charges in the fourth quarter totaled $96.8 million or 47.4 per cent of revenue. This is the first time in the last ten years that carrier charges have made up less than 50 per cent of revenue. Network optimization initiatives, favourable changes in product mix, dispute wins, favourable foreign exchange gains and contract negotiations in the quarter all contributed to the improvement in carrier charges.

     Operating costs increased to $81.9 million in the fourth quarter, up 12.2 per cent from the third quarter and 19.7 per cent from the fourth quarter of 2002. The increase in operating costs resulted from support of the new wireless product offering, improvements in customer service levels and performance incentives for employees.

Management Discussion and Analysis

Components of EBITDA

				Variance from		Variance from
	Three Months Ended			Prior Year		Preceding Quarter
(millions of	Dec 31,	Dec 31,	Sept 30,
Canadian dollars)	2003	2002	2003	$	%	$	%
Revenue	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%
Carrier charges	96.8	103.4	108.5	(6.6)	(6.4)%	(11.7)	(10.8)%

Gross profit	107.3	99.0	96.4	8.3	8.4%	10.9	11.3%
Operating costs	81.9	68.4	73.0	13.5	19.7%	8.9	12.2%

EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%

Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—

Operating loss	(13.0)	(15.4)	(15.3)	2.4	(15.6)%	2.3	(15.0)%

Carrier charges as a % of revenue	47.4%	51.1%	53.0%	—	(3.7)%	—	(5.6)%
Gross profit as a % of revenue	52.6%	48.9%	47.0%	—	3.7%	—	5.6%
Operating costs as a % of revenue	40.1%	33.8%	35.6%	—	6.3%	—	4.5%
EBITDA as a % of revenue	12.4%	15.1%	11.4%	—	(2.7)%	—	1.0%

     EBITDA in the fourth quarter was $25.4 million, up 8.5 per cent from $23.4 million in the third quarter and down $5.2 million or 17 per cent from the fourth quarter of 2002. However, EBITDA for the fourth quarter of 2002 included the accrual of a $10.0 million refund in respect of certain DNA services retroactive to May 30, 2002. The Company generated $3.0 million of free cash flow in the quarter as increased EBITDA more than offset increased capital spending.

Summary of Free Cash Flow

(millions of Canadian dollars)	Q4 02	Q1 03	Q2 03	Q3 03	Q4 03
EBITDA	30.6	24.9	24.1	23.4	25.4
Interest expense on long-term debt	(12.8)	(12.1)	(11.1)	(11.1)	(8.9)
Cash income taxes paid	(0.5)	(0.5)	(0.5)	(0.2)	(0.2)
Net capital expenditures	(9.4)	(5.4)	(4.8)	(12.8)	(13.3)

Free cash flow	7.9	6.9	7.7	(0.7)	3.0

Interest income and other expense	0.4	0.2	0.3	(2.3)	(2.6)
Operating component of foreign exchange gain (loss)	0.4	3.2	3.2	(1.8)	(4.6)
Other taxes paid	(1.2)	0.1	(0.7)	(0.1)	0.1
Change in non-cash working capital and other charges	(0.7)	(8.4)	(3.6)	(1.7)	(0.8)
Change in deferred costs	—	—	—	—	(1.0)
Acquisitions	(1.0)	—	—	(20.0)	0.3
Proceeds from sale of accounts receivable	—	—	—	10.0	—
Change in RoW* liability	0.7	(0.7)	(0.5)	(0.7)	(0.3)
Equity issued	—	—	—	35.2	5.4

Change in cash & short-term investments	6.5	1.3	6.4	17.9	(0.5)

* Right-of-Way

Management Discussion and Analysis

QUARTERLY SUMMARY INFORMATION

Over the past eight quarters, Call-Net’s revenue has been quite stable, ranging from a low of $194.1 million to a high of $204.9 million. Gains from the introduction of new products and services, and the marketing success of new pricing plans offset declines in the per minute and per unit price of services. The volume of traffic on Call-Net’s network continues to grow each year. In 2003, long distance minutes grew by 8.4 per cent to 8.8 billion minutes.

Quarterly Summary Information

	Pre-Recapitalization
	2001	2002				2003
(millions of Canadian dollars,
except per share data)	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Statement of Operations
Revenue	215.1	201.8	197.9	198.6	202.4	202.2	194.1	204.9	204.1
Carrier charges	130.7	116.8	118.4	113.9	103.4	106.2	98.4	108.5	96.8
Gross profit	84.4	85.0	79.5	84.7	99.0	96.0	95.7	96.4	107.3
Depreciation & amortization	(41.1)	(41.8)	(38.7)	(40.5)	(41.1)	(40.1)	(39.6)	(38.7)	(38.4)
Operating income (loss)	(23.6)	(29.9)	(74.0)	(25.5)	(15.4)	(15.2)	(22.5)	(15.3)	(13.0)
Net Income (loss)	(98.2)	(91.8)	(62.4)	29.1	(24.4)	8.1	2.5	(29.7)	(16.2)
EPS, basic	(21.70)	(20.26)	(2.62)	1.22	(1.02)	0.34	0.10	(1.13)	(0.46)

     The most significant trend over the past eight quarters has been the decline in carrier charges and the consequent increase in gross profit. Over the past two years, carrier charges, as a percentage of revenue, have declined from 60.8 per cent to 47.4 per cent, while gross profit, as a percentage of revenue, has risen from 39.2 per cent to 52.6 per cent. Approximately one-third of this improvement comes from reductions in carrier charges as a result of Canadian Radio-television and Telecommunications Commission (CRTC) initiatives to level the competitive playing field. The remaining two-thirds of the improvement have come from Call-Net’s own initiatives to optimize its network, negotiate reductions in rates paid to other carriers, favourable dispute settlements and foreign exchange gains.

2003 OPERATING RESULTS

Revenue Highlights

In 2003, total revenue grew by $4.6 million, or 0.6 per cent, from the prior year to $805.3 million. Growth in the Company’s business solutions and consumer services operations supported the revenue stability, although wholesale carrier revenue declined as expected.

     Call-Net made significant inroads in the market for local services, adding 65,000 net consumer lines and 41,400 net equivalent business lines for a total of 106,400 lines, a 62.1 per cent increase year over year.

     Customer churn in local services declined significantly, from an average of 4.0 per cent in 2002, to 2.6 per cent by the fourth quarter of 2003.

Management Discussion and Analysis

Lines and Customers

	2002	2003
	Q4	Q1	Q2	Q3	Q4
Residential home phone service lines	141,000	144,600	157,100	175,400	206,000
Business local line equivalents*	30,200	43,900	53,500	64,300	71,600

Total local lines	171,200	188,500	210,600	239,700	277,600

Average monthly churn**	4.0%	3.8%	3.6%	3.4%	2.6%
Residential LD customers	555,700	530,600	522,800	632,600	609,100
Residential dial-up Internet customers	77,000	72,000	69,700	68,400	65,400
Residential wireless customers	—	—	—	2,600	12,800

*	Business local line equivalents include primary rate interfaces (PRIs) quantified as 23 individual business lines (IBLs)

**	Average monthly churn equals monthly disconnections divided by the average number of lines per month

Consumer Services

Through Sprint Canada, Call-Net competes for residential customers with one of the former telephone monopolies in each of Canada’s five largest metropolitan markets including 25 different municipalities. The Company has built a profitable and growing customer base around the home phone by offering bundled services — local, long distance, dial-up Internet access and, since September 2003, wireless services. No national competitor offers customers choice with the combination of service and value provided by Sprint Canada.

     Over the past several years, the Company has learned a great deal about the challenges of competing in the home phone market. The technological requirements are complex. Effort must be invested in forming cooperative relationships with the sometimes reluctant ILECs who lack experience in efficiently switching customers seeking Sprint Canada’s service. Progress, though slow, is being made. In the first half of 2003, new home phone subscriber activations averaged approximately 400 daily. In the second half of 2003, as Call-Net’s provisioning process improved and as the cut-over became more efficient, home phone line activations averaged almost 700 a day.

     The Company’s resources and systems are currently scaled to handle as many as 1,000 new home phone line activations daily. Call-Net continues to consider which capital investments can be justified to expand operational scale to handle a much higher volume of customer acquisitions. To date, the Company has taken an incremental approach consistent with the incremental nature of CRTC rulings that make fair competition more feasible.

     Churn reductions among home phone service customers amounted to approximately 25 per cent in 2003. Continued improvement in churn is expected in 2004 as the Company’s offerings attract new subscribers to bundled services, stringent credit checks screen out financially unreliable customers, customer service continues to improve, retention programs are introduced, and the opportunity to provide high-speed Internet access materializes. Recent regulatory actions should also help to reduce churn by extending the period during which the ILECs are prohibited from winning back Sprint Canada customers.

     Churn in stand-alone long distance customers also fell in 2003. Stand-alone long distance churn is much higher than that in the home phone customer base as there are many more competitors in this market and it is comparatively easy to switch long distance carriers. The Company is focused on improving the effectiveness of customer acquisition and retention efforts. For example, affinity programs are effective in reducing stand-alone long distance churn and were developed with companies such as TD Visa and American Express.

Management Discussion and Analysis

     Overall, consumer revenue increased in 2003 by $11.8 million or 4.6 per cent to $269 million. Call-Net had an excellent year in growing the home phone business among Canadian households, although the stand-alone long distance and dial-up Internet businesses declined as expected.

Consumer Home Phone Service Revenue

Local, or home phone, service revenue grew by 44.0 per cent in 2003 to $75.9 million as the number of lines expanded by 46.1 per cent to 206,000 at year-end. Home phone service customers, almost all of whom subscribe to more than one service from Sprint Canada, are emerging as the primary source of consumer revenue. In 2003, revenue from bundled customers accounted for 45.3 per cent of Call-Net’s consumer revenue.

Consumer Long Distance Revenue

Long distance customers increased by 53,400 (net) to 609,100, reflecting the addition of the eForce customer base in the third quarter. Long distance revenue (including bundled long distance revenue) declined by 3.6 per cent to $176.5 million as price declines and churn in the stand-alone base for the full year did not offset the eForce customer additions. Stand-alone long distance service remains a viable business, however the Company expects further price declines and continued aggressive competition.

Consumer Services Revenue

				Variance from		Variance from				Variance from
	Three Months Ended			Prior Year		Preceding Quarter		Twelve Months Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Long distance	45.4	45.3	46.6	0.1	0.2%	(1.2)	(2.6)%	176.5	183.1	(6.6)	(3.6)%
Data	3.4	4.8	3.6	(1.4)	(29.2)%	(0.2)	(5.6)%	15.2	21.4	(6.2)	(29.0)%
Local	21.8	16.6	19.5	5.2	31.3%	2.3	11.8%	75.9	52.7	23.2	44.0%
Wireless	1.3	—	0.1	1.3	—	1.2	1200.0%	1.4	—	1.4	—

Consumer Services	71.9	66.7	69.8	5.2	7.8%	2.1	3.0%	269.0	257.2	11.8	4.6%

     The $19.7 million eForce acquisition added 115,000 customers in the third quarter. eForce resells long distance through consumer services companies and provides customer acquisition, integrated billing and customer relationship management services. Its major clients include CIBC Card Products, one of Canada’s largest credit card issuers, and EastLink, an eastern Canadian-based communications company. eForce plans to expand its service to other marquee brands and offers good margins with low acquisition costs and minimal product development demands. The acquisition of eForce, which offers lower rates on average than the Company, reduced the average revenue per minute in residential long distance by 1.4 per cent in 2003.

Consumer Data Revenue

Revenue from dial-up Internet customers declined by 29.0 per cent to $15.2 million and the number of subscribers declined by 15.1 per cent to 65,400 at year-end. The declines were anticipated as Canadian households continue to migrate to high-speed Internet services.

Consumer Wireless Revenue

In September 2003, Call-Net launched a bundled wireless service under the Fido® brand through an agreement with Microcell Solutions Inc. of Montreal. The service is available only to Sprint Canada home phone service customers. Sprint Canada provides sales, marketing, customer support, billing and payment processing services, while Microcell provides technical support service. The bundling of home phone and wireless service is cost-efficient to market and has proven popular. By year-end, 12,800 net households had been added.

Management Discussion and Analysis

IP ENABLED SOLUTIONS

Sprint Canada’s IP Enabled Solutions are a portfolio of integrated access services that allow businesses to introduce new high- bandwidth applications such as voice over IP, utilizing their existing networks. The technology seamlessly links networks such as ATM/frame relay and CPE-based VPN.

The technology is best suited for businesses with a dispersed workforce and multiple sites like The Oppenheimer Group, a produce marketing company. Sprint Canada helped Oppenheimer to cost effectively expand their high-bandwidth applications, leveraging their existing frame relay network and improved cross-border connections by linking all of the company’s offices to the corporate host, supporting inter-office communications, Internet access, and video conferencing.

     Call-Net expects as many as 10 to 20 per cent of new Sprint Canada subscribers will opt for the Fido-bundled package. An attractive aspect of this service is that the subscribers sign two-year contracts. The Company’s analysis shows that customers who use Sprint Canada home phone service for more than 12 months are substantially less likely to churn than those subscribing for less time. Revenue from wireless operations totaled $1.4 million in 2003. The Company incurred approximately $3.0 million in costs associated with the launch of this program. The Company believes that the Canadian wireless market will grow by nearly 30 per cent to 18 million users by 2006. The partnership with Microcell provides the Company with a cost effective way to share in this growth.

Business Solutions

The business telecommunications market continues to experience fierce competition. The ILECs are competing aggressively in each other’s former monopoly territory, while new competitors are trying to establish greater market share. As a result of competition and new technologies, voice and data prices have declined; a trend that is expected to continue.

     Call-Net is a small player in this market, focused on four niches where it can develop competitive advantages:

1.	Call-Net is the only Canadian telecommunications company in a close working relationship with a U.S. partner.

Sprint and Sprint Canada offer MNCs seamless single-service, single-invoice North American network coverage. The Company believes that the market for cross-border service exceeds $5.0 billion. Sprint recognizes that a joint sales effort between Sprint and Sprint Canada gives it a competitive advantage over other U.S. carriers.

The Company has three full-time employees at Sprint whose sole responsibility is to maintain and further develop a productive cross-border relationship.

The Company’s success in capturing new MNC accounts in 2003 was epitomized by The Oppenheimer Group, one of North America’s top produce distributors. It consolidated its communications on the Sprint Canada network and took advantage of the relationship with Sprint to place its North American operations on a single technology platform. Another new customer, Top Producer Systems Inc. chose Sprint Canada to provide local, long distance, toll free and Internet access services over the high-capacity Canadian digital fibre network and seamlessly through Sprint’s network to service 140,000 real estate professionals throughout North America.

2.	The Company’s IP Enabled Solutions deliver the most recent business innovations at substantial cost savings and time efficiencies.

Call-Net’s business relationship with Sprint ensures it can bring the next-generation of IP-based solutions to Canada ahead of competitors and at limited capital cost. For instance, a large national retailer selected Sprint Canada to update its national frame relay network to consolidate all remote locations and dispersed local area networks. Cineplex Odeon chose Sprint Canada to link 60 theatres across Canada to its back office and expedite data management. As well, a global financial media services organization switched to Sprint Canada to deliver its financial markets data to investment brokers from coast-to-coast. In each of these situations, Sprint Canada is using IP Enabled Solutions to integrate legacy systems with next-generation services in an efficient and cost-effective manner for its customers.

3.	The Company bundles long distance, local, and high-speed Internet access for small and medium-sized enterprises (SME).

The SME market is under-serviced by the ILECs and other competitors. Business owners are responding to the Company’s bundled product offering, pricing and attention to customer service. Sprint Canada Business Solutions was able to more than double its customer base in 2003 to 11,000 largely as a result of beginning to successfully take advantage of the market opportunities within the SME sector.

Management Discussion and Analysis

4.	The Company has successfully penetrated the call centre sector with complex interactive voice response (IVR) and advanced voice recognition (AVR) applications.

The Company’s customized voice applications are moving call centres to speech-enabled technology that is easier for customers to use and circumvents the frustration of pressing numerals to access service. Call-Net, through its wholly-owned subsidiary Time iCR, is a leader in national language speech enabled applications. In 2003, Air Canada selected Sprint Canada to provide telecommunications services for its eight call centres. The centres were redeployed on two network nodes using proprietary knowledge software to provide more economical, reliable and user-friendly service. Airline pilots, for instance, now check their flight schedules using voice-activated systems.

     Large companies conduct extensive due diligence before selecting a new telecommunications service provider. Their decisions to switch to Sprint Canada are votes of confidence in the Company’s technological leadership, network reliability, customer service and financial stability. Major corporate clients include BASF Canada, Bata Limited, Bechtel Corporation, Cineplex Odeon, The Columbia House Company (Canada), FedEx, Intuit Canada Limited, The Oppenheimer Group, Schneider National Inc., Siemens Business Services Canada Inc.,Top Flite Canada, Top Producer Systems Inc., UniFirst Canada and Yves Rocher.

Business Solutions Revenue

In 2003, Call-Net grew annual business solutions revenue and earnings for the first time in more than five years in an industry where voice and data industry revenue actually declined. Total business solutions revenue improved by 2.1 per cent or $6.7 million to $318.6 million. The growth was initiated by a stronger product offering, including IP Enabled Solutions and the establishment of a third-party agency sales channel for small and medium-sized business. Business solutions revenue represented about 40 per cent of total corporate revenue in 2003.

Business Solutions Revenue

	Three Months			Variance from		Variance from		Twelve Months		Variance from
	Ended			Prior Year		Preceding Quarter		Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Long distance	37.8	36.2	38.5	1.6	4.4%	(0.7)	(1.8)%	153.6	150.3	3.3	2.2%
Data	33.0	36.8	33.9	(3.8)	(10.3)%	(0.9)	(2.7)%	134.0	144.9	(10.9)	(7.5)%
Local	8.8	5.7	8.3	3.1	54.4%	0.5	6.0%	31.0	16.7	14.3	85.6%

Business Solutions	79.6	78.7	80.7	0.9	1.1%	(1.1)	(1.4)%	318.6	311.9	6.7	2.1%

     Business long distance revenue grew by 2.2 per cent to $153.6 million at a time when the Company’s competitors generally suffered revenue loss. Average revenue per minute declined by approximately 11 per cent.

     Focus on selling local service bundles to small and medium sized enterprises has produced solid results. New business local line equivalents more than doubled with 41,400 additions during the year, bringing the year-end total to 71,600. Revenue from business local services increased by 85.6 per cent to $31.0 million.

     Data revenue declined by 7.5 per cent to $134.0 million. A declining data revenue trend in the first two quarters of 2003 flattened considerably in the third as the Company’s cross-border efforts began to be realized.

Carrier Services

The owners and operators of fibre networks routinely buy and sell excess capacity to each other in the wholesale market. During the past three years, the wholesale carrier business has suffered as telecommunications companies went out of business, while demand for fibre bandwidth declined and prices continued to fall.

Management Discussion and Analysis

     Quality customer service and flexibility of offerings are hallmarks of the Call-Net wholesale business. They help to preserve good margins. To further solidify customer relations and corporate performance, the staff that purchase access from other networks and the staff that sell access to the Call-Net network were merged into a single team in 2003. This initiative reduced carrier costs substantially and strengthened gross margin.

Carrier Services Revenue

Call-Net’s strategy is to optimize the contribution from wholesale services by focusing on profitability, rather than revenue growth. The Company works closely with its approximately 125 wholesale customers, of whom the 20 largest represent about 75 per cent of carrier services revenue. Call-Net’s largest customers are actually other large carriers such as MCI, Sprint and the Canadian ILECs.

     In 2003, wholesale revenue totaled $217.7 million, representing a 6.0 per cent decline from $231.6 million in the prior year and representing 27.0 per cent of the Company’s total revenue. Average revenue per minute (ARPM) in wholesale declined by approximately 13 per cent.

Carrier Services Revenue

	Three Months			Variance from		Variance from		Twelve Months		Variance from
	Ended			Prior Year		Preceding Quarter		Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Long distance	39.6	40.8	41.8	(1.2)	(2.9)%	(2.2)	(5.3)%	162.8	170.2	(7.4)	(4.3)%
Data	11.8	15.2	11.5	(3.4)	(22.4)%	0.3	2.6%	50.1	59.0	(8.9)	(15.1)%
Local	1.2	1.0	1.1	0.2	20.0%	0.1	9.1%	4.8	2.4	2.4	100.0%

Carrier Services	52.6	57.0	54.4	(4.4)	(7.7)%	(1.8)	(3.3)%	217.7	231.6	(13.9)	(6.0)%

CARRIER CHARGES, OPERATING COSTS & OPERATING PROFIT

Carrier Charges

Carrier charges comprise about one half of the Company’s total revenue. These charges declined by 9.4 per cent, or $42.6 million, to $409.9 million in 2003.

Carrier Charges

	Three Months			Variance from		Variance from		Twelve Months		Variance from
	Ended			Prior Year		Preceding Quarter		Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Revenue	204.1	202.4	204.9	1.7	0.8%	(0.8)	(0.4)%	805.3	800.7	4.6	0.6%
Carrier charges	96.8	103.4	108.5	(6.6)	(6.4)%	(11.7)	(10.8)%	409.9	452.5	(42.6)	(9.4)%

Gross profit	107.3	99.0	96.4	8.3	8.4%	10.9	11.3%	395.4	348.2	47.2	13.6%
Operating costs	81.9	68.4	73.0	13.5	19.7%	8.9	12.2%	297.6	300.4	(2.8)	(0.9)%

EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%	97.8	47.8	50.0	104.6%

Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%	(156.8)	(162.1)	5.3	(3.3)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—	(7.0)	(30.5)	23.5	(77.0)%

Operating loss	(13.0)	(15.4)	(15.3)	2.4	(15.6)%	2.3	15.0%	(66.0)	(144.8)	78.8	(54.4)%

Carrier charges as a % of revenue	47.4%	51.1%	53.0%	—	(3.7)%	—	(5.6)%	50.9%	56.5%	—	(5.6)%
Gross profit as a % of revenue	52.6%	48.9%	47.0%	—	3.7%	—	5.6%	49.1%	43.5%	—	5.6%
Operating costs as a % of revenue	40.1%	33.8%	35.6%	—	6.3%	—	4.5%	37.0%	37.5%	—	(0.5)%
EBITDA as a % of revenue	12.4%	15.1%	11.4%	—	(2.7)%	—	1.0%	12.1%	6.0%	—	6.1%

Management Discussion and Analysis

Progress was made in network optimizations and international carrier negotiations, and improvements were made to the competitive landscape as a result of recent CRTC decisions.

     Call-Net’s gross profit was $395.4 million in 2003, a 13.6 per cent improvement over the $348.2 million in the previous year. Gross profit, as a percentage of revenue, was 49.1 per cent in 2003, compared with 43.5 per cent in 2002.

     While carrier charges were lower overall and are trending downwards, they fluctuated during the year. For example, carrier charges rose in the third quarter of 2003 by $10.1 million from the prior quarter following the acquisition of eForce. Canadian and international termination charges also fluctuate in response to changes in minute volumes, changes in foreign exchange rates and in response to changes in the mix between Canadian, U.S. and international terminations.

Operating Costs

Call-Net’s 2003 corporate strategy involved a shift from fixed to variable costs through partnerships and outsourcing in the delivery of various sales and customer care services. The Company’s goal was to create a more flexible workforce and reduce overhead costs so that it could quickly leverage new growth opportunities. Operating cost reductions have largely been achieved through staff reductions. Call-Net anticipates modest increases in employee numbers to manage new growth, especially in customer care.

     The shift to variable costs reduced overall operating expenses by $2.8 million in 2003, or 0.9 per cent, to $297.6 million. Operating costs as a percentage of revenue declined from 37.5 per cent to 37.0 per cent. Operating costs rose by $16.8 million in the second half of 2003 relative to the second half of 2002, primarily as a result of increased sales and marketing expenses, and customer care costs, together with some one-time increases in personnel costs in other areas.

The Cost of Growth in Local Services

Call-Net is focused on growing market share in local services. In doing so, it incurs costs for sales, marketing and provisioning, or transferring a customer’s telephone service from an ILEC’s network to Call-Net’s network. These costs erode short-term operating profits as the Company builds a solid and profitable customer base for the future. The provisioning costs paid to the ILECs appear in Call-Net’s carrier charges. In 2003, these one-time carrier charges for consumer local lines were $9.8 million, compared with $11.2 million in 2002. Related operating costs for provisioning, selling and marketing local services to consumers totaled $32.5 million in 2003 versus $35.5 million in 2002.

Cost of Acquisition per Customer

	Consumer Services
	Twelve Months Ended
(millions of	Dec 31,	Dec 31,
Canadian dollars)	2003	2002
Carrier charges
Local service request	9.8	11.2
Operating costs
Provisioning	4.5	6.0
Selling and marketing	28.0	29.5

Total cost of acquisition	42.3	46.7

Gross adds	127,900	132,500

Cost of acquisition per customer	331	352

Management Discussion and Analysis

OPERATING PROFIT (LOSS)

Operating Loss and Other Expenses

	Three Months			Variance from		Variance from		Twelve Months		Variance from
	Ended			Prior Year		Preceding Quarter		Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
EBITDA	25.4	30.6	23.4	(5.2)	(17.0)%	2.0	8.5%	97.8	47.8	50.0	104.6%
Depreciation and amortization	(38.4)	(41.1)	(38.7)	2.7	(6.6)%	0.3	(0.8)%	(156.8)	(162.1)	5.3	(3.3)%
Restructuring and other charges	—	(4.9)	—	4.9	—	—	—	(7.0)	(30.5)	23.5	(77.0)%

Operating loss	(13.0)	(15.4)	(15.3)	2.4	(15.6)%	2.3	(15.0)%	(66.0)	(144.8)	78.8	(54.4)%
Net gain on sale of assets and rights	—	4.9	—	(4.9)	(100.0)%	—	—	—	9.4	(9.4)	(100.0)%
Gain on repurchase of long-term debt	—	—	—	—	—	—	—	—	93.1	(93.1)	(100.0)%
Interest on long-term debt	(8.9)	(12.8)	(11.1)	3.9	(30.5)%	2.2	(19.8)%	(43.2)	(104.2)	61.0	(58.5)%
Interest and other income (expense)	(2.7)	(1.6)	(2.6)	(1.1)	68.8%	(0.1)	(260.0)%	(5.7)	(3.7)	(2.0)	54.1%
Foreign exchange gain (loss)	12.8	2.2	(0.4)	10.6	481.8%	13.2	(3300.0)%	85.9	2.3	83.6	3634.8%
Income tax benefit (expense)	(4.4)	(1.7)	(0.3)	(2.7)	158.8%	(4.1)	1366.7%	(6.3)	(1.6)	(4.7)	293.8%

Net income (loss)	(16.2)	(24.4)	(29.7)	8.2	(33.6)%	13.5	(45.5)%	(35.3)	(149.5)	114.2	(76.4)%

EPS, basic*	(0.46)	(1.02)	(1.13)	0.56	(54.9)%	0.67	(59.3)%	(1.28)	NA	NA	NA

*	The twelve months ended December 31, 2002 is comprised of pre- and post-recapitalization periods and therefore both the basic and fully diluted EPS figures cannot be calculated.

     In 2003, EBITDA increased to $97.8 million, compared with $47.8 million in 2002. The $50.0 million improvement consisted of a $47.2 million improvement in gross profit and a $2.8 million reduction in operating costs.

     Depreciation and amortization totaled $156.8 million, a 3.3 per cent decrease from 2002. Depreciation and amortization has generally been falling as the Company’s capital spending program has been scaled back.

     In 2003, Call-Net recorded a special charge in the second quarter of $7.0 million. This charge represents the net present value of maintenance costs on dark fibre that will be incurred by Call-Net under contracts for up to 15 years with no foreseeable future economic benefit and for which it has been determined there is no prospect of recovery. In 2002, there were $30.5 million in restructuring and special charges for severance and equipment write-downs.

OTHER EXPENSES

Interest expense decreased to $43.2 million from $104.2 million in 2002. The drop in interest expense was a function of three factors: under the Plan of Arrangement completed in April 2002, the Company exchanged approximately $2.6 billion of old debt for U.S.$377.0 million (approximately $600.0 million) of new senior secured notes; the subsequent market purchase of U.S.$77.5 million (approximately $120.0 million) of senior secured notes in September 2002 thereby avoiding the interest costs associated with the repurchased notes; and the strengthening, in 2003, of the Canadian dollar, which resulted in a lower Canadian dollar interest payment obligation on the Company’s senior secured notes, which are denominated in U.S. dollars.

     In 2003, the Company recorded a gain of $85.9 million on foreign exchange on the U.S. dollar denominated senior secured notes as the result of the sharp appreciation of the Canadian dollar against the U.S. dollar. Based on the December 31, 2003 balances, a one cent

Management Discussion and Analysis

change in the value of the Canadian dollar against the U.S. currency increases or decreases the Company’s long-term debt by approximately $3.9 million.

     In 2002, Call-Net recorded non-operating items consisting of a $93.1 million gain on the repurchase of approximately U.S.$77.5 million of notes and a $9.4 million gain from the disposal of assets and rights.

NET INCOME (LOSS)

In 2003, Call-Net recorded a net loss of $35.3 million, or $1.28 per share, compared with a net loss of $149.5 million in 2002. Fiscal 2002 included pre- and post-recapitalization periods and therefore the basic and fully diluted earnings per share (EPS) figures cannot be calculated. Four principal factors contributed to the $114.2 million improvement compared with a year earlier:

•	$61.0 million decrease in interest expense on long-term debt

•	$83.6 million increase in gain on foreign exchange

•	$78.8 million decrease in operating loss

Offset by

•	$102.5 million decrease in gains relating to the sale of assets and rights and repurchase of long-term debt

•	$2.0 million increase in interest and other expense

•	$4.7 million increase in income tax expense.

Management Discussion and Analysis

CASH FLOW

	Three Months			Variance from		Variance from		Twelve Months		Variance from
	Ended			Prior Year		Preceding Quarter		Ended		Prior Year
(millions of	Dec 31,	Dec 31,	Sept 30,					Dec 31,	Dec 31,
Canadian dollars)	2003	2002	2003	$	%	$	%	2003	2002	$	%
Net income (loss)	(16.2)	(24.4)	(29.7)	8.2	(33.6)%	13.5	(45.5)%	(35.3)	(149.5)	114.2	(76.4)%
Depreciation and amortization	38.4	41.1	38.7	(2.7)	(6.6)%	(0.3)	(0.8)%	156.8	162.1	(5.3)	(3.3)%
Interest and other (income)/expense	0.1	2.0	0.3	(1.9)	(95.0)%	(0.2)	(66.7)%	1.3	3.0	(1.7)	(56.7)%
Foreign exchange (gain)/loss	(17.4)	(1.8)	(1.4)	(15.6)	866.7%	(16.0)	1142.9%	(85.9)	(3.0)	(82.9)	2763.3%
Income taxes	4.3	—	—	4.3	—	4.3	—	4.3	—	4.3	—
Gain on repurchase of long-term debt	—	—	—	—	—	—	—	—	(93.1)	93.1	(100.0)%
Interest on long-term debt	—	—	—	—	—	—	—	—	35.7	(35.7)	(100.0)%
Loss (gain) on disposals	—	(4.9)	—	4.9	(100.0)%	—	—	—	1.3	(1.3)	(100.0)%
Future income taxes	—	—	—	—	—	—	—	—	(2.4)	2.4	(100.0)%

Cash flow from operating activities before change in non-working capital	9.2	12.0	7.9	(2.8)	(23.3)%	1.3	16.5%	41.2	(45.9)	87.1	(189.8)%
Change in non-cash working capital	(0.8)	4.2	(1.7)	(5.0)	(119.0)%	0.9	(52.9)%	(7.5)	52.0	(59.5)	(114.4)%

Cash flow from operating activities	8.4	16.2	6.2	(7.8)	(48.1)%	2.2	35.5%	33.7	6.1	27.6	452.5%

Change in short-term investments	(0.1)	24.8	(17.2)	(24.9)	(100.4)%	17.1	(99.4)%	(2.7)	229.5	(232.2)	(101.2)%
Acquisition of capital assets	(13.3)	(9.4)	(13.7)	(3.9)	41.5%	0.4	(2.9)%	(44.1)	(78.4)	34.3	(43.8)%
Increase in deferred costs	(1.0)	—	—	(1.0)	—	(1.0)	—	(1.0)	(2.6)	1.6	(61.5)%
Acquisitions	0.3	(1.0)	(20.0)	1.3	(130.0)%	20.3	(101.5)%	(19.7)	(1.0)	(18.7)	1870.0%
Net proceeds from disposal of capital assets	—	—	0.9	—	—	(0.9)	(100.0)%	7.8	6.7	1.1	16.4%
Proceeds from sale of accounts receivable	—	—	10.0	—	—	(10.0)	(100.0)%	10.0	—	10.0	—

Cash flow from investing activities	(14.1)	14.4	(40.0)	(28.5)	(197.9)%	25.9	(64.8)%	(49.7)	154.2	(203.9)	(132.2)%

Change in RoW liability	(0.3)	0.7	(0.7)	(1.0)	(142.9)%	0.4	(57.1)%	(2.2)	(0.2)	(2.0)	1000.0%
Repurchase of long-term debt	—	—	—	—	—	—	—	—	(29.7)	29.7	(100.0)%
Issuance of common shares	5.4	—	35.2	5.4	—	(29.8)	(84.7)%	40.6	—	40.6	—

Cash flow from financing activities	5.1	0.7	34.5	4.4	628.6%	(29.4)	(85.2)%	38.4	(29.9)	68.3	(228.4)%

Net increase (decrease) in cash and cash equivalents	(0.6)	31.3	0.7	(31.9)	(101.9)%	(1.3)	(185.7)%	22.4	130.4	(108.0)	(82.8)%

Management Discussion and Analysis

Operating Activities

Operating activities before changes in non-cash working capital provided $41.2 million of cash in 2003 compared with a use of $45.9 million of cash in 2002. The $87.1 million improvement reflected better operating results. Non-cash working capital changes consumed $7.5 million of cash due primarily to a decline in accounts payable, offset by an increase in other accrued liabilities.

Investing Activities

Investment activities in 2003 used $49.7 million of cash compared with proceeds of $154.2 million in 2002. In 2003, $44.1 million was spent on capital assets to improve existing systems, accommodate new products and enhance cost efficiency and $19.7 million was spent on acquisitions. A further $3.7 million was used in changes in short-term investments and deferred costs. The expenditures were offset by $10.0 million in proceeds from the sale of receivables and $7.8 million in proceeds from the sale of capital assets.

     In 2003, Call-Net spent approximately 5.5 per cent of revenue on capital assets. This is significantly less than the 15 to 17 per cent invested by the ILECs and reflects Call-Net’s unique position in the industry. Through its agreement with Sprint, Call-Net is able to acquire next-generation products at reduced cost, relieving the Company of the necessity of incurring its own product development costs. In addition, significant components of Call-Net’s network are leased from other carriers. Call-Net is required to make regular lease payments, but is not compelled to incur capital costs to maintain these leased components. Call-Net expects that it will continue to be able to operate effectively, while spending substantially less in capital than its competitors, when measured as a percentage of sales.

Financing Activities

Financing activities provided $38.4 million of cash compared with a use of $29.9 million in 2002. During the year, Call-Net completed a share offering, selling a total of 11.5 million class B common shares (including an over-allotment option) at $3.75 per share to a group of underwriters for net proceeds after commissions and transaction costs of $40.6 million. Call-Net gained a number of new Canadian institutional and retail shareholders as a result of this deal and added significantly to its liquidity. The Company also incurred $2.2 million in costs in 2003 associated with the repayment of a right-of-way liability.

     In 2002 the Company repurchased U.S.$77.5 million face amount of senior secured notes at a cost of $29.7 million. Call-Net continues to evaluate the most effective use of capital and may make market purchases of senior secured notes in the future, depending on market opportunities, capital requirements and liquidity needs.

Free Cash Flow

In mid-2002, Call-Net committed to becoming cash flow self-sufficient, a goal it reached in the fourth quarter of 2002. Maintaining positive free cash flow remained a priority in 2003. Cash was used first to pay interest on debt, second for asset maintenance and third to grow the business. In 2003, the Company generated $16.9 million in free cash flow.

Management Discussion and Analysis

Free Cash Flow

(millions of Canadian dollars)	Q4 02	Q1 03	Q2 03	Q3 03	Q4 03	Total
EBITDA	30.6	24.9	24.1	23.4	25.4	97.8
Interest expense on long-term debt	(12.8)	(12.1)	(11.1)	(11.1)	(8.9)	(43.2)
Cash income taxes paid	(0.5)	(0.5)	(0.5)	(0.2)	(0.2)	(1.4)
Net capital expenditures	(9.4)	(5.4)	(4.8)	(12.8)	(13.3)	(36.3)

Free cash flow	7.9	6.9	7.7	(0.7)	3.0	16.9

Interest income and other expense	0.4	0.2	0.3	(2.3)	(2.6)	(4.4)
Operating component of foreign exchange gain (loss)	0.4	3.2	3.2	(1.8)	(4.6)	—
Other taxes paid	(1.2)	0.1	(0.7)	(0.1)	0.1	(0.6)
Change in non-cash working capital and other charges	(0.7)	(8.4)	(3.6)	(1.7)	(0.8)	(14.5)
Change in deferred costs	—	—	—	—	(1.0)	(1.0)
Acquisitions	(1.0)	—	—	(20.0)	0.3	(19.7)
Proceeds from sale of accounts receivable	—	—	—	10.0	—	10.0
Change in RoW liability	0.7	(0.7)	(0.5)	(0.7)	(0.3)	(2.2)
Equity issued	—	—	—	35.2	5.4	40.6

Change in cash & short-term investments	6.5	1.3	6.4	17.9	(0.5)	25.1

LIQUIDITY AND CAPITAL RESOURCES

Call-Net increased its liquidity position in 2003. Cash, cash equivalents and short-term investments increased by $25.1 million and the Company established an accounts receivable securitization with availability up to $55.0 million, of which $10.0 million was realized in 2003.

Cash Reconciliation

Cash and Short-term Investments	(millions of Canadian dollars)
Cash & short-term investments December 31, 2002	125.0
Free cash flow	16.9
Interest income and other expense	(4.4)
Change in non-cash working capital and other charges	(14.5)
Proceeds from equity issue	40.6
Proceeds from sale of accounts receivable	10.0
Acquisition of eForce	(19.7)
Net, other items	(3.8)

Cash and short-term investments, December 31, 2003	150.1

     Cash, cash equivalents and short-term investments are generally invested in liquid Canadian dollar denominated securities with maturities no greater than one year and having one of the two highest ratings by either the Standard and Poor’s Rating Group or Moody’s Investors Service, Inc.

     Under the five-year accounts receivable securitization program created in 2003, Sprint Canada can sell an undivided co-ownership interest in certain trade receivables to a securitization trust. The program affects some line items on the Company’s balance sheet, income statement and cash flow statement.

     On the balance sheet, the Company no longer recognizes the trade receivables sold under the program as accounts receivable and instead recognizes the fair value of the

Management Discussion and Analysis

assets received (the retained interest) and liabilities incurred (such as servicing liability) in the transaction. Retained interests are initially recorded at their allocated carrying amount. At each reporting date, the Company estimates the fair value of its retained interest based on expected cash flows using management’s best estimates of bad debt, credit and dilution losses. Any change or impairment in the value of the retained interest is recorded in the ‘Interest and other income (expense)’ category. At December 31, 2003, the amount of accounts receivable that have been included as ‘Retained interest in other current assets’ was $41.2 million.

     On the income statement, the portion of trade receivables sold includes the bad debt associated with those receivables; consequently the bad debt expense related to the Company’s retained interest is not included in operating expenses. Instead, any change or impairment in the value of the retained interest, including the effect of bad debt, credit and dilution losses is recorded in ‘Interest and other income (expense)’. Any fees or servicing costs are also recorded in ‘Interest and other income (expense)’. As a consequence of the accounts receivable securitization, bad debt expense dropped by $2.2 million in the second half of 2003. This was offset by a corresponding increase in the interest and other income (expense). The total loss on sale of receivables of $3.9 million includes this adjustment to the retained interest valuation as well as fees and servicing losses.

     On the cash flow statement, the amount of cash advanced to the Company for sales under the program is reflected as a source of cash under ‘Investment activities’, in the line item entitled ‘Proceeds on sale of accounts receivable’. In 2003, this amounted to $10.0 million. The remaining changes in the balance sheet items such as ‘Accounts receivable’ and ‘Other current assets’ (which includes ‘Retained interests’) flow through ‘Cash provided by operating activities’ – more specifically the ‘Net change in non-cash working capital’. The net impact of the securitization on the cash provided by operating activities in 2003 was a use of $1.6 million. This negative impact on cash from operating activities includes one-time and monthly fees of $1.4 million and the classification of the proceeds of $10.0 million from the sale of receivables assets as an investment rather than an operating activity.

     Management believes that overall liquid resources at December 31, 2003, together with projected cash flow from operations, are sufficient to finance its current business plan.

     At December 31, 2003, Call-Net had shareholders’ equity of $254.4 million, $387.1 million of long-term debt outstanding, in the form of 10.625 per cent senior secured notes, and a $37.0 million right-of-way liability. The Company’s net debt to net capitalization ratio declined to 51.9 per cent from 60.9 per cent a year earlier. Call-Net has no bank debt (other than cash collateralized letters of credit of approximately $0.4 million). Call-Net has no financial covenants relating to its senior secured notes and is not required to repay them until December 31, 2008.

Financial Position

At December 31, 2003, Call-Net had current assets of $241.7 million and current liabilities of $159.1 million. Net working capital improved to $82.6 million from $59.3 million at December 31, 2002. Total current assets at December 31, 2003 increased by $23.0 million from the balance at December 31, 2002 due to a $25.1 million increase in cash and short-term investments offset by a $2.1 million decline in accounts receivable and other current assets. Total current liabilities, composed principally of accounts payable and accrued liabilities, were changed slightly, decreasing by $0.3 million to $159.1 million at year-end. The Company’s current ratio stood at 1.5 at year-end. Accounts receivable stood at 32 days of sales.

Management Discussion and Analysis

Financial Position

			Variance from
			Prior Year-End
(millions of	Dec 31,	Dec 31,
Canadian dollars)	2003	2002	$	%
Cash and cash equivalents	56.5	34.1	22.4	65.7%
Short-term investments	93.6	90.9	2.7	3.0%

Total cash and short-term investments	150.1	125.0	25.1	20.1%
Accounts receivable & other current assets	91.6	93.7	(2.1)	(2.2)%

Total current assets	241.7	218.7	23.0	10.5%
Capital and other assets	595.9	701.1	(105.2)	(15.0)%

Total assets	837.6	919.8	(82.2)	(8.9)%

Current liabilities	159.1	159.4	(0.3)	(0.2)%
Long-term liabilities	424.1	511.8	(87.7)	(17.1)%
Shareholders’ equity	254.4	248.6	5.8	2.3%

Total liabilities and shareholders’ equity	837.6	919.8	(82.2)	(8.9)%

Current ratio	1.5	1.4	0.1
Accounts receivable (days sales outstanding)	32	34	(2.0)
Net debt to net capitalization	52%	61%	—	(9)%

     Capital assets and other assets decreased $105.2 million to $595.9 million at December 31, 2003 from the 2002 year-end. This decrease was primarily due to the fact that Call-Net’s depreciation and amortization substantially exceeded the amount spent on capital additions. Depreciation and amortization of $156.8 million exceeded net capital and other assets of $51.6 million by $105.2 million in 2003. Other assets at December 31, 2003 were comprised principally of intangible assets including customer relationships. Other assets declined by $20.4 million to $80.7 million at December 31, 2003 due primarily to the $27.4 million amortization of customer relationships, offset by a $13.7 million increase in the asset related to the acquisition of eForce.

     Total assets at December 31, 2003 were $837.6 million compared with $919.8 million at December 31, 2002.

     Long-term liabilities, composed of senior secured notes and the right-of-way liability, decreased by $87.7 million to $424.1 million primarily due to the application of the more favourable U.S./Canada foreign exchange rate to the U.S.$299.5 million senior secured notes, which accounted for $85.9 million of the change. Repayment of the right-of-way liability amounted to $2.2 million.

OUTLOOK

In 2004, Call-Net expects continued growth in its consumer and business solutions revenue, offset somewhat by continued decline in carrier services revenue. Top line revenue growth should be modest, up one per cent to five per cent over 2003.

     In the consumer market Call-Net will focus on attracting home phone service customers. While the percentage growth of new lines may slow, the Company expects to add as many home phone service customers in 2004 as it did in 2003. Consumer revenue will also be stabilized by continued reductions in churn.

     A key to long-term success is the ability to economically acquire and retain bundled home phone service customers. Call-Net will partner with other companies to enhance acquisition economics, as it did in 2003 with Microcell, to market wireless services bundled with the

Management Discussion and Analysis

home phone. In 2004, Call-Net expects that more than half of consumer revenue will be derived from bundled customers, compared with 45.3 per cent in 2003.

     Several companies are expected to introduce local service using VoIP technology. Call-Net will be early to market with its own VoIP offering that will be priced competitively and offer a full range of telephony services.

     The business market will remain highly competitive, especially in the large corporate and mid-sized market segments. As with the consumer market, long distance and data prices will continue to decline in 2004, offset by success in the local market and in delivering IP Enabled Solutions.

     Sprint Canada Business Solutions will focus on the following key activities in 2004:

•	Expansion in the small and medium-sized general business markets by offering bundled local, long distance and high-speed data services that leverage the Company’s co-locations

•	Leveraging the relationship with Sprint to grow market share with multi-national corporations seeking a consistent North American network and customer support services

•	Further penetration of the call centre sector with value-added integrated voice response and advanced voice recognition applications, producing increased toll-free traffic volumes for the Call-Net network

•	Deployment of IP Enabled Solutions based on Sprint technology, including IP VPN and VoIP services. IP VPN will gradually replace ATM and frame relay networks due to the lower costs for both users and carriers. The ability to deliver next-generation technology earlier than competitors will allow Call-Net to help Canadian firms move expeditiously from legacy data networks into the world of IP networking.

     The wholesale or carrier market is expected to face declines in the per unit price of service. Call-Net is committed to maintaining a profitable carrier service operation despite wholesale revenue declines throughout 2004.

     Carrier charges should decline as the result of the Company’s ongoing efforts in network optimization. Gross margin should exceed 50 per cent of revenue for all of 2004. Much of the reduction in costs associated with lower carrier charges will be redeployed into customer acquisition programs. As a result, the Company expects EBITDA growth of five per cent to ten per cent over 2004.

     Call-Net expects to continue to be cash flow self-sufficient, generating more in EBITDA in 2004 than it spends in interest, capital and taxes.

     Capital expenditures in 2004 are expected to be in the range of six per cent of revenue, of which approximately one half will be spent on improvements and approximately one half on growth, including the expansion of the Company’s co-location footprint from 134 to 148 centres, the installation of new local switching equipment and the purchase of other capital equipment to support local customer growth.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select accounting policies and make estimates and assumptions that affect the reported amounts of revenue and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. The following discussion highlights the critical accounting policies and the main areas where estimates are required. See note 2 to the 2003 annual consolidated financial statements for a more comprehensive discussion of the Company’s significant accounting policies.

     Revenue Recognition: Revenue from providing long distance, data and local services are recognized based on customer usage as measured by the Company’s switches or by contractual agreement. Revenue from the sale of equipment is recognized when goods are delivered and accepted by customers.

Management Discussion and Analysis

     Revenue from wireless services as a result of co-marketing Sprint Canada’s home phone service with Microcell’s wireless service are recognized as those services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers activation. Other sales and marketing expenses are recognized as incurred.

     Accounts Receivable: The Company uses a predictive model as well as specific assessment to determine the allowance required for doubtful accounts and to estimate the fair value of the retained interest in securitized receivables. An industry accepted predictive model is applied to the accounts receivable for the consumer portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

     Carrier Cost Payables: In the normal course of business, there are disputes with other carriers over the charges being billed. Call-Net’s policy is to review the disputes on a monthly basis and apply the probability of winning disputed items to determine the amount of the reserve required.

     Customer Relationships: Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made. At December 31, 2003, management determined no major events or circumstances had occurred during the year that would indicate impairment has occurred.

     Capitalized Costs: Direct labour costs incurred to develop or construct new assets or upgrade existing assets are capitalized. Direct and indirect overhead costs, general and administrative costs and interest costs are not capitalized. Direct labour costs of $10.4 million and $17.6 million were capitalized in 2003 and 2002, respectively.

     Provisions for Contingent Liabilities: In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. These matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and updates, on a case-by-case basis, provisions for such items that have been recorded as required.

New Accounting Policies

In the third quarter of 2003, Call-Net adopted a deferred share unit plan for directors and senior management. Participants can choose to receive a portion of their remuneration in deferred share units. On leaving the Company, participants can redeem the units for common or class B non-voting shares at the then current market price, or take the cash equivalent. The accrued liability for all participants is adjusted to the market price of the Company’s shares at each balance sheet date.

Management’s Responsibility

Management is responsible for the preparation and presentation of the consolidated financial statements and all other information in the annual report. This responsibility includes the selection of appropriate accounting methods, in addition to making the judgements and estimates necessary to prepare consolidated financial statements in accordance with generally accepted accounting principles. It also includes ensuring that the other financial information presented elsewhere in the annual report is consistent with the consolidated financial statements.

     To safeguard assets and to provide reasonable assurance that relevant and reliable financial information is being produced, management maintains a system of internal controls. The consolidated financial statements have been audited by the independent shareholders’ auditors, Ernst & Young LLP, whose report follows.

     The board of directors, acting through an audit committee, is responsible for determining that management fulfils its responsibilities in the preparation of consolidated financial statements and the financial control of operations. The board of directors recommends the independent auditors for appointment by the shareholders. The audit committee meets regularly with financial management and the independent auditors to discuss internal controls, auditing matters and financial reporting issues. The independent auditors have unrestricted access to the audit committee. The audit committee reviewed the consolidated financial statements and management’s discussion and analysis prior to the board of directors approving them for inclusion in the annual report.

/s/ William W. Linton	/s/ Roy T. Graydon
William W. Linton	Roy T. Graydon
PRESIDENT AND	EXECUTIVE VICE PRESIDENT AND
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

Auditors’ Report

To the Shareholders of Call-Net Enterprises Inc.

We have audited the consolidated balance sheets of Call-Net Enterprises Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the periods in the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the periods in the three years ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

TORONTO, CANADA	Chartered Accountants
FEBRUARY 13, 2004
(EXCEPT FOR NOTE 21 WHICH IS AT FEBRUARY 20, 2004)

Consolidated Balance Sheets

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

	2003	2002
ASSETS
Cash and cash equivalents	56.5	34.1
Short-term investments	93.6	90.9

Cash, cash equivalents and short-term investments	150.1	125.0
Accounts receivable [note 3]	42.7	89.3
Other current assets [note 4]	48.9	4.4

Total current assets	241.7	218.7

Capital assets [note 5]	515.2	600.0
Other assets [note 6]	80.7	101.1

Total assets	837.6	919.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities [note 7]	159.1	159.4
Long-term liabilities [note 8]	424.1	511.8
Commitments and contingencies [notes 8, 11 and 12]
Shareholders’ equity
Capital stock [note 9]
Common shares, unlimited authorized	49.8	50.3
Class B non-voting shares, unlimited authorized	297.6	256.0
Preferred shares, unlimited authorized	—	—
Deficit	(93.0)	(57.7)

Total shareholders’ equity	254.4	248.6

Total liabilities and shareholders’ equity	837.6	919.8

See accompanying notes

On behalf of the Board of Directors:

/s/ Lawrence G. Tapp	/s/ David A. Rattee
Lawrence G. Tapp	David A. Rattee
CHAIRMAN	DIRECTOR

Consolidated Statements of Operations and Deficit

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Revenue	805.3	598.9	201.8	928.4
Carrier charges	409.9	335.7	116.8	508.9

Gross profit	395.4	263.2	85.0	419.5
Operating costs	297.6	227.3	73.1	284.7
Restructuring and other charges [note 15]	7.0	30.5	—	1,109.7
Depreciation and amortization [notes 5 and 6]	156.8	120.3	41.8	213.1

Operating loss	(66.0)	(114.9)	(29.9)	(1,188.0)
Net gain on sale of capital assets and rights [note 5]	—	9.4	—	6.1
Gain on repurchase of long-term debt [note 8(a)]	—	93.1	—	—
Interest on long-term debt	(43.2)	(43.9)	(60.3)	(226.7)
Interest and other income (expense)	(5.7)	(2.9)	(0.8)	15.2
Foreign exchange gain (loss)	85.9	4.1	(1.8)	(139.2)

Loss before taxes	(29.0)	(55.1)	(92.8)	(1,532.6)
Income tax benefit (expense) [note 10]	(6.3)	(2.6)	1.0	7.9

Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Deficit, beginning of period	(57.7)	—	(2,759.4)	(1,234.7)

Deficit, end of period	(93.0)	(57.7)	(2,851.2)	(2,759.4)

Basic earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)
Fully diluted earnings (loss) per share [note 16]	(1.28)	(2.42)	(20.26)	(336.95)

See accompanying notes

Consolidated Statements of Cash Flows

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
OPERATING ACTIVITIES
Net loss for the period	(35.3)	(57.7)	(91.8)	(1,524.7)
Add (deduct) operating items not requiring cash
Depreciation and amortization	156.8	120.3	41.8	213.1
Interest and other (income) expense	1.3	3.2	(0.2)	(1.9)
Foreign exchange (gain) loss on long-term debt	(85.9)	(4.8)	1.8	137.6
Income taxes [note 10]	4.3	—	—	—
Gain on repurchase of long-term debt [note 8(a)]	—	(93.1)	—	—
Net losses on disposals and writedowns of capital assets [note 5]	—	1.3	—	21.9
Interest on long-term debt	—	—	35.7	130.8
Writedown of goodwill [note 15]	—	—	—	1,071.1
Future income taxes	—	—	(2.4)	(12.0)

Cash provided by (used in) operations before changes in non-cash working capital	41.2	(30.8)	(15.1)	35.9
Net change in non-cash working capital balances related to operations [note 17]	(7.5)	60.3	(8.3)	(63.1)

Cash provided by (used in) operating activities	33.7	29.5	(23.4)	(27.2)

INVESTING ACTIVITIES
(Increase) decrease in short-term investments	(2.7)	12.3	217.2	(201.2)
Acquisition of capital assets [note 17]	(44.1)	(62.4)	(16.0)	(101.5)
Net proceeds on disposal of capital assets and rights [note 5]	7.8	6.7	—	37.9
Acquisitions [note 13]	(19.7)	(1.0)	—	1.9
Increase in deferred costs	(1.0)	—	(2.6)	—
Proceeds from sale of accounts receivable	10.0	—	—	—

Cash provided by (used in) investing activities	(49.7)	(44.4)	198.6	(262.9)

FINANCING ACTIVITIES
Increase (decrease) in right-of-way liability	(2.2)	(0.1)	(0.1)	4.6
Issuance of common shares	40.6	—	—	—
Repurchase of long-term debt [note 8(a)]	—	(29.7)	—	—
Termination of cross-currency swaps	—	—	—	1.1

Cash provided by (used in) financing activities	38.4	(29.8)	(0.1)	5.7

Net increase (decrease) in cash and cash equivalents during the period	22.4	(44.7)	175.1	(284.4)

Cash and cash equivalents, beginning of period [note 1]	34.1	78.8	15.5	299.9

Cash and cash equivalents, end of period	56.5	34.1	190.6	15.5

See accompanying notes

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

1. BASIS OF PRESENTATION

Call-Net Enterprises Inc. [the Company], through its various subsidiaries, including Sprint Canada Inc., Call-Net Technology Services, Inc., Call-Net Communications Inc. and AlternaCall Inc., is an alternative provider of long distance, data, local, Internet and wireless services to residential and business customers. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles [Canadian GAAP]. These principles are also in conformity in all material respects with United States generally accepted accounting principles [U.S. GAAP] except as described in note 20.

Comparative Figures

In 2003, the Company changed the presentation of its consolidated statements of operations and deficit to remove the use of earnings measures not prescribed by Canadian GAAP or U.S. GAAP. Comparative figures have been reclassified to conform to the current year financial statement presentation. This reclassification has no effect on the Company’s net income (loss), consolidated balance sheets and consolidated statements of cash flows. The effects of the reclassification of the consolidated statement of operations and deficit are the elimination of the captions ‘Earnings (loss) before interest, taxes, depreciation and amortization and unusual items’, ‘Unusual items’, and ‘Earnings (loss) before interest, taxes, depreciation and amortization’, and the addition of the caption ‘Operating loss’.

     Comparative consolidated financial statements for periods prior to April 1, 2002 have been presented pursuant to regulatory requirements. In reviewing the comparative consolidated financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting described below.

Financial Reorganization

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of senior notes and senior discount notes in exchange for U.S. $377.0 of new 10.625% senior secured notes due 2008, U.S. $81.9 in cash, and 80% of the equity in the recapitalized company.

     The Plan of Arrangement contemplated a series of steps leading to an overall capital reorganization of the Company. These included, among other things:

(a)	The amendment of the Company’s authorized share capital to create three new classes of shares: common shares, class B non-voting shares and preferred shares, and the issuance of these common shares and class B non-voting shares in exchange for the pre-recapitalization shares

(b)	The creation and issuance of the senior secured notes and the issuance of the common shares and the class B non-voting shares in exchange for the pre-recapitalization notes

(c)	The cancellation of all pre-recapitalization notes, shares, options, entitlements and the termination of the pre-recapitalization Stock Option Plan

(d)	The consolidation of the common shares on a one for 20 basis and the consolidation of the class B non-voting shares on a one for 20 basis

(e)	The adoption of the new Incentive Stock Option Plan [Option Plan], Shareholders’ Rights Plan [Rights Plan] and Restricted Stock Unit Plan [RSUP]

(f)	The reduction and determination of the Company’s stated capital in accordance with the Plan of Arrangement.

Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company on April 10, 2002. For accounting purposes, the Company has used an effective date of April 1, 2002. The Company’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ [CICA]

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Section 1625, ‘Comprehensive Revaluation of Assets and Liabilities’. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to the Company.

     The completion of the Company’s capital reorganization and comprehensive revaluation of assets and liabilities under fresh start accounting had the following effects:

	Apr 1, 2002			Writedowns and		Apr 1, 2002
	Balance prior to	Recapitalization		fresh start		Balance after
	recapitalization	adjustments		adjustments		adjustments
	[Restated]
ASSETS
Cash and cash equivalents	190.6	(111.8	)(1)(2)(3)	—		78.8
Short-term investments	103.2	—		—		103.2
Accounts receivable	110.6	—		—		110.6
Other current assets	58.4	(2.0	)(3)	—		56.4
Capital assets	736.2	—		(89.7	)(4)	646.5
Other assets	166.1	(45.9	)(5)	(0.1)		120.1

Total assets	1,365.1	(159.7)		(89.8)		1,115.6

LIABILITIES
Accounts payable and accrued liabilities	182.9	(13.1	)(6)	—		169.8
Future income tax liability	34.4	—		(34.4)		—
Long-term liabilities	2,662.9	(2,023.4	)(1)	—		639.5
SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock	—	1,342.6	(1)(2)(3)	(1,036.3)		306.3
Pre-recapitalization capital stock	1,336.1	(1,336.1	)(1)	—		—
Deficit	(2,851.2)	1,870.3	(7)	980.9		—

Total liabilities and shareholders’ equity (deficiency)	1,365.1	(159.7)		(89.8)		1,115.6

(1)	Under the Plan of Arrangement, the noteholders received a combination of:

a.	U.S.$72.7 of cash on the effective date of the transaction in addition to U.S.$9.2 paid in February 2002

b.	Shares equal to approximately 80% of the equity of the recapitalized Company

c.	U.S.$377.0 senior secured notes due 2008, determined in each case on a pro rata basis, with respect to each noteholder, by the ratio equal to the dollar value of the accreted principal plus interest as of December 31, 2001 of the pre-recapitalization notes owned by such noteholder divided by the total pre-recapitalization note value.

(2)	Immediately after the Plan of Arrangement, Sprint Communications Company L.P. [Sprint] invested $25.0 in exchange for 5% of the post-recapitalization equity of the Company. Sprint also received $4.9 for the royalty payment relating to the three months ended March 31, 2002.

(3)	Costs directly incurred to effect the recapitalization that were paid in advance of the effective date of the transaction totaling $2.0 were transferred to capital stock. In addition, the opening cash and cash equivalents balance was adjusted for $16.5 of transaction costs to be paid on the completion of the transaction.

(4)	Prior to the application of fresh start accounting, the Company performed an assessment for impairment of the carrying values of its long-lived assets. Based on this assessment, assets available for sale of $78.6 were written down to nil. The value of capital assets was further reduced by $11.1 as part of the implementation of fresh start accounting.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

(5)	This represents the write-off of the unamortized balance of deferred financing costs, trademarks, as well as technology and product rights associated with the prior agreement with Sprint.

(6)	Under the Plan of Arrangement, the accrued interest on all pre-recapitalization notes was eliminated and interest on the senior secured notes due 2008 was accrued for the period from January 1, 2002 to March 31, 2002.

(7)	The Company used unrecorded tax loss carry forward balances of approximately $1,533 against the gain on retirement of the long-term debt.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Pronouncements

Effective January 1, 2003, the Company adopted the guidelines relating to the disclosure by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued as required by the CICA Accounting Guideline No. 14, ‘Disclosure of Guarantees’. See note 11 for full disclosure as required by this guideline.

     During 2003, the CICA made changes to Section 3870, ‘Stock-Based Compensation and other Stock-Based Payments’ requiring equity instruments awarded to employees be measured and expensed using the fair value method. The main impact for the Company will be to record compensation expense relating to the award of stock options to employees which the Company had previously chosen to disclose (note 9). The Company will adopt these changes effective January 1, 2004 on a retroactive basis with restatement of prior periods. This change will result in an increase to net loss of $1.7 for the year ended December 31, 2003, an increase to the net loss of $1.2 for the nine months ended December 31, 2002, an increase to deficit of $2.9 as at December 31, 2003 and an increase to deficit of $1.2 as at December 31, 2002.

     Effective January 1, 2004, the Company will adopt CICA Section 3063, ‘Impairment of Long-Lived Assets’ that was issued during 2003. Adopting this section will impact the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. A loss is recognized on a long-lived asset held for use when its carrying value exceeds the undiscounted cash flows from its use and disposition. The amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows) from its carrying value. Previously, the loss was determined by deducting the asset’s net recoverable value (based on undiscounted cash flows) from its carrying value. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting this section.

     During 2003, the CICA issued Section 3110, ‘Asset Retirement Obligations’ which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and related asset retirement costs. The Company will adopt this section effective January 1, 2004 and has reviewed its policies and determined there is no impact to the Company as a result.

     During 2003, the CICA issued Accounting Guideline No. 15, ‘Consolidation of Variable Interest Entities’ (AcG-15). AcG-15 sets out criteria for identifying variable interest entities and criteria for determining what entity, if any, should consolidate them. The Company will adopt the disclosure requirements of AcG-15 effective January 1, 2004 and is currently reviewing the impact of the guideline.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s interest in its joint venture, NorthPoint Canada Enterprises Inc. (subsequently amalgamated and changed its name to 3989828 Canada Inc.), was accounted for by the proportionate consolidation method prior to becoming a wholly-owned subsidiary on January 10, 2001 [note 13]. All significant intercompany balances and transactions have been eliminated on consolidation.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Short-term Investments

Short-term investments are recorded at the lower of cost and market value. Short-term investments include investments with original maturities of 90 days or greater. Investments with maturities less than 90 days are classified as cash and cash equivalents.

Sale of Receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration other than for its retained interest in the transferred receivables has been received. When the Company sells its receivables, it derecognizes all receivables sold, recognizes at fair value the assets received and liabilities incurred, and records the gain or loss on sale in ‘Interest and other income (expense)’. Such gain or loss depends in part on the allocation of the previous carrying amount of the receivables transferred which is allocated between the receivables sold and the Company’s retained interest in the receivables transferred based on their relative fair market value at the date of transfer. The Company estimates the fair value of its retained interest based on the expected cash flows to be realized from the retained interest using management’s best estimates of the credit losses. Retained interests are initially recorded at their allocated carrying amount. Any subsequent impairment in the value of the retained interest, other than a temporary decline, is recorded as a reduction to income.

Capital Assets

Capital assets are recorded at cost. Depreciation on all assets commences when the assets are put into service. Depreciation and amortization are being provided based on the estimated useful lives of the assets on a straight-line basis as follows:

Multiplex and telephone switch equipment	10 years
Fibre optic cable	20 years
Computer equipment and software	3 years
Buildings	15 to 40 years
Leasehold improvements	term of the lease
Furniture and fixtures	5 years

     Fibre optic cable acquired or sold under an indefeasible right of use [IRU] agreement is included in capital assets. Any gain or loss resulting from a sale under an IRU agreement is recorded as a gain or loss on sale of capital assets.

Long-term Investments

Long-term investments are recorded at cost. A decline in the value of an investment that is considered to be an other than temporary impairment in value is charged against income in the period that such determination is made.

Other Assets

Intangible Assets

Technology and product rights, customer relationships, trademarks and other intangible assets are recorded at cost.

     Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made.

     Amortization of intangible assets is provided on a straight-line basis as follows:

Financing costs	term of the financing
Customer relationships	3 to 10 years
Technology and product rights	10 years
Trademarks	10 years

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Revenue Recognition

Substantially all of the Company’s revenues are derived from long distance, data, local, Internet and wireless telecommunications services. Revenues from these services are recognized based on either customer usage as measured by the Company’s switches or by contractual agreement when provided.

     Revenues from the sale of goods are recognized when goods are delivered and accepted by customers.

     Revenues from wireless communications services are recognized as the services are provided. The Company expenses equipment subsidies related to the acquisition of new wireless service customers upon activation. Other sales and marketing expenses are recognized as incurred.

Stock-based Compensation Plans

The Company has three stock-based compensation plans [note 9]. Under the Option Plan no compensation expense is recognized when stock options with no cash settlement features are issued to employees or directors. Direct awards of stock to employees and stock options awarded to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. Any consideration paid by employees, directors or non-employees on exercise of stock options is credited to capital stock. Under the RSUP, the Company recognizes compensation expense based on the current market value of the underlying shares. Under the Deferred Share Unit Plan [DSUP], compensation expense is recognized in the amount of the participants’ remuneration as their services are provided. The related accrued liability is adjusted to the market price of the underlying shares as applicable at each balance sheet date.

Translation of Foreign Currencies

Foreign currency transactions entered into by the Company and the accounts of its foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rate of exchange and any gains or losses are reflected in income. Capital and other assets are translated at rates prevailing at the time of the transaction. Revenue and expenses are translated into Canadian dollars at the rate of exchange prevailing at the time of the transaction, except for depreciation and amortization, which are translated at exchange rates prevailing when the related assets were acquired. Long-term debt denominated in foreign currencies is translated into Canadian dollars at the year-end rate of exchange. Exchange gains or losses on translating this long-term debt are reflected in income.

Derivative Financial Instruments

In the past, the Company entered into cross-currency swap agreements to manage risks associated with its U.S. dollar denominated senior discount notes and senior notes. The net receipt or payment under these agreements was recorded on an accrual basis as an adjustment to interest expense. The costs associated with entering into the cross-currency swaps were amortized over the term of the loan on a straight-line basis. When such agreements designated as hedges were terminated, the resulting gain or loss was recognized in net income in the year of termination. To the extent the Company enters into derivative contracts, which do not qualify for hedge accounting, such derivative contracts are recorded at fair value and are marked to market.

     The Company does not enter into financial instruments for trading or speculative purposes.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Income Taxes

Income taxes are accounted for using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

	2003	2002
Trade receivables	46.5	98.9
Other	2.4	4.1
Allowance for doubtful accounts	(6.2)	(13.7)

	42.7	89.3

In 2003, the Company entered into a five-year accounts receivable securitization program whereby it will sell on an on-going basis, an undivided co-ownership interest in certain of its trade receivables to a securitization trust (the Trust) to a maximum of $55.0, of which $10.0 was utilized as at December 31, 2003. The Company will remain exposed to certain risks of default on the amount of the receivables under securitization. The Company will retain servicing responsibilities, and will have a retained interest in the securitized receivables and rights to future excess cash flows generated by the Trust. The sales will be on a fully-serviced basis and the Company will not receive any fees for its on-going servicing responsibilities. The Trust and its investors have no recourse on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Trust.

     During the year ended December 31, 2003, the Company recognized a loss of $3.6 (2002 – nil) on the securitization of receivables, and a loss on servicing of $0.3 (2002 – nil). In 2003, the Company measured the loss on securitization by applying the same methodology used to estimate the allowance for doubtful accounts. The result is a provision for anticipated credit losses of approximately 2.7 to 2.9%. The sensitivity of the current fair value of the retained interest to a 10 to 20% adverse change in this assumption is not material.

     Cash flows from the securitization for the year are as follows:

2003
Proceeds from new securitizations during the year	10.0
Proceeds from collections reinvested during the year	85.8
Proceeds from collections pertaining to the retained interest during the year	162.2

4. OTHER CURRENT ASSETS

	2003	2002
Retained interest in securitized receivables	41.2	—
Other	7.7	4.4

	48.9	4.4

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

5. CAPITAL ASSETS

	2003			2002
		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value
Multiplex and telephone switch equipment	467.4	128.8	338.6	452.3	56.5	395.8
Fibre optic cable	106.1	12.5	93.6	108.8	5.5	103.3
Computer equipment and software	144.8	87.1	57.7	115.1	46.8	68.3
Buildings	14.1	0.7	13.4	14.6	0.3	14.3
Leasehold improvements	11.1	6.2	4.9	10.8	1.6	9.2
Furniture and fixtures	10.4	3.9	6.5	10.4	1.9	8.5
Land	0.5	—	0.5	0.6	—	0.6

	754.4	239.2	515.2	712.6	112.6	600.0

Details of depreciation expense are as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Depreciation	129.4	102.0	33.2	135.9

Included in capital assets are assets under construction and not yet depreciating of $18.0 (2002 – $19.9).

     Included in fibre optic cable assets are right-to-use fibres under IRU agreements with original terms extending to 20 years and net book value totalling $3.3 (2002 – $5.8).

     In 2003, the Company entered into an agreement to provide an indefeasible right of use for fibre optic cable having a net book value of $0.5 for proceeds of $0.8, and to provide certain maintenance services. The Company also entered into an agreement to dispose of fibre optic cable having a net book value of $2.3 and to provide certain maintenance services. Related expenses to complete the agreement were $0.1 and proceeds were $3.6. The resulting gains on disposal of $0.3 and $1.2, respectively, will be recognized ratably over the 20-year term of the service agreements.

     The Company also disposed of a customer call centre and capital assets having a book value of $0.6 and related expenses of $0.3 for proceeds of $0.9, and equipment having a net book value of $0.3 for proceeds of $0.3, resulting in a net gain/loss of nil.

     In 2002, the Company reached an agreement to settle several unresolved matters relating to fibre swaps. As a result of this settlement, the Company received cash proceeds of $4.4 and has recorded a gain of $4.9. The Company also disposed of certain intangible rights under a licensing agreement for cash proceeds of $2.3, and a receivable of $2.2, resulting in a gain of $4.5. The remaining cash proceeds were received in 2003.

     In 2001, the Company disposed of certain non-revenue generating switch equipment having a book value of $4.3 for proceeds of $0.9 resulting in a loss of $3.4. In addition, the Company realized gains of $9.4 on sales of certain assets and settlement of certain fibre swaps.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

6. OTHER ASSETS

	2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationships	113.8	45.7	68.1	104.4	18.3	86.1
Prepaid right-of-way	6.9	—	6.9	8.6	—	8.6
Deferred costs	5.3	—	5.3	6.0	—	6.0
Investment in Cybersurf Corp.	0.4	—	0.4	0.4	—	0.4

	126.4	45.7	80.7	119.4	18.3	101.1

Details of amortization expenses are as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Amortization	27.4	18.3	8.6	77.2

During 2003, the Company acquired customer relationships valued at $13.7 and recorded a reduction of $4.3 [2002 – nil] relating to the benefit of tax items that arose prior to the application of fresh start accounting.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
Accrued liabilities and trade payables	72.3	61.1
Carrier payables	49.5	68.7
Commodity, capital and income tax liabilities	19.6	16.4
Payroll related liabilities	14.8	7.4
Other	2.9	5.8

	159.1	159.4

8. LONG-TERM LIABILITIES

	Interest Rate	2003	2002
(a) Senior secured notes due 2008	10.625%	387.1	473.1
(b) Right-of-way liability	10.0%	37.0	38.7

		424.1	511.8

(a) Senior Secured Notes due 2008

During 2002, the Company purchased for cancellation a total of U.S.$77.5 of the outstanding U.S.$377.0 senior secured notes due 2008 at market prices. The total cost of these purchases to the Company was $29.7 resulting in a gain of $93.1.

     The Company’s remaining outstanding U.S.$299.5 senior secured notes mature on December 31, 2008. The senior secured notes were issued in 2002 at approximately par value and are collateralized by substantially all of the assets of the Company.

     The senior secured notes bear interest at 10.625% per annum from December 31, 2001, or from the most recent date to which interest has been paid or provided for, payable semiannually on June 30 and December 31 in each year, commencing June 30, 2002. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The senior secured notes are senior secured obligations of the Company and will rank pari passu in right of payment to any future senior unsecured debt and senior to the Company’s future subordinated secured debt. The senior secured notes are governed by trust

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

indentures which contain certain covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, consummate certain sales of assets, make certain investments, engage in sale-leaseback transactions, pay dividends or repurchase the Company’s capital stock.

     On or after January 1, 2006, the senior secured notes will be redeemable, at the Company’s option, in whole or in part, at any time or from time to time at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on January 1, 2006 at 105.313%, January 1, 2007 at 102.657% and January 1, 2008 and thereafter at 100.000% of the principal amount.

     In the event of a change of control, the Company is required to offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest to the date of purchase.

(b) Right-of-way liability

The right-of-way liability represents the net present value of payments to be made under right-of-way agreements with terms ranging from 1 to 20 years. The associated assets for the right-of-ways are recorded in capital assets.

     The future payments for the next five years and thereafter are as follows:

2004	4.8
2005	4.9
2006	4.8
2007	4.8
2008	4.8
Thereafter	44.1

Total future minimum payments	68.2
Less imputed interest at 10%	(29.9)

38.3
Less current portion	(1.3)

37.0

9. CAPITAL STOCK

Common Shares

The Company is authorized to issue an unlimited number of the common shares. The holders of the common shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The common shares are convertible, at the option of the common shareholders at any time into class B non-voting shares on a share-for-share basis. The common shares may be subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada). The common shares rank pari passu with the class B non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Class B Non-Voting Shares

The Company is authorized to issue an unlimited number of the class B non-voting shares. The holders of the class B non-voting shares are not entitled to vote at any meeting of shareholders of the Company except for votes affecting class B non-voting shares. The class B non-voting shares are convertible, at the option of the class B shareholders, at any time into common shares on a share-for-share basis, in certain circumstances. The class B non-voting shares rank pari passu with the common shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Preferred Shares

The Company is authorized to issue an unlimited number of the preferred shares, although no preferred shares were issued in connection with the Plan of Arrangement. However, as part of consideration for entering into a commercial agreement with the Company [note 11], Sprint was issued one preferred share (for a value of one dollar) and is the first holder of the preferred shares. There were no other preferred shares outstanding at December 31, 2003. The preferred shares are generally non-voting and have no right to dividends. Preferred shares entitle the holder to nominate and elect two directors of the Company. The preferred shares also have a priority right over all other classes of shares to receive a return of capital equal to one dollar per preferred share upon the liquidation, dissolution or winding up of the Company.

Number of Shares	Common	Class B	Preferred
Balance, December 31, 2002	4,051,227	19,788,411	1
Issued during the twelve months ended December 31, 2003	—	11,500,000	—
Issued pursuant to restricted stock units	239,499	—	—
Issued pursuant to stock options	883	—	—
Converted during the twelve months ended December 31, 2003, net	(80,751)	80,751	—
Fractional shares eliminated due to conversions during the twelve months ended December 31, 2003	(19)	(10)	—

Balance, December 31, 2003	4,210,839	31,369,152	1

Dollars	Common	Class B	Preferred
Balance, December 31, 2002	50.3	256.0	—
Issued during the twelve months ended December 31, 2003	—	40.6	—
Issued pursuant to restricted stock units	0.5	—	—
Issued pursuant to stock options	—	—	—
Converted during the twelve months ended December 31, 2003, net	(1.0)	1.0	—

Balance, December 31, 2003	49.8	297.6	—

During 2003, the Company issued 11,500,000 class B non-voting shares at a price of $3.75 per share. Net proceeds to the Company after deducting fees and expenses was $40.6.

Stock Options

Under the Option Plan, the Company currently has reserved a total maximum of 2,261,000 common and class B non-voting shares. Options granted under the Option Plan will be non-assignable and will expire no more than 10 years from their date of grant or as determined by the board of directors. The number of common shares and class B non-voting shares reserved for issuance in the aggregate to any one eligible person pursuant to the Option Plan shall not exceed 5% of the aggregate outstanding common shares and class B non-voting shares. All shares reserved for issuance under the Option Plan are granted under the terms and conditions of the Plan of Arrangement. The Option Plan permits the granting or repricing of options at a price no less than the closing price of the applicable shares on the Toronto Stock Exchange on the business day preceding the date on which the option is granted, or repriced, as the case may be. Vesting of the options occurs in three yearly installments of 33.3% each. Vesting of those options carrying an exercise price of $8.50 is also dependent on the stock price reaching certain performance levels.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

     The following is a continuity of stock options outstanding for which common shares have been reserved:

Common Shares

		Weighted–
		Average
	Number	Exercise Price
	Outstanding	Per Share
Balance, December 31, 2002	926,250	8.25
Granted during the twelve months ended Dec 31, 2003	517,500	2.42
Exercised during the twelve months ended Dec 31, 2003	(883)	0.65
Cancelled during the twelve months ended Dec 31, 2003	(86,800)	6.99

Balance, December 31, 2003	1,356,067	6.11

Exercisable, December 31, 2003	9,100	0.66

The following table summarizes information about the common shares stock options outstanding at December 31, 2003:

Common Shares

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
	Number	Average	Average	Number	Average
	Outstanding at	Remaining	Exercise	Exercisable at	Exercise
Range of	Dec 31,	Contractual	Price	Dec 31,	Price	Expiry
Exercise Prices	2003	Life in Years	Per Share	2003	Per Share	Dates
$0.65 to $0.80	29,067	5.6	$0.66	9,100	$0.66	2009

$1.80	377,500	6.2	$1.80	—	—	2010

$4.35	108,000	6.6	$4.35	—	—	2010

$5.15	11,800	6.8	$5.15	—	—	2010

$8.50	829,700	5.3	$8.50	—	—	2009

During the twelve months ended December 31, 2003, there were no stock options granted for which class B non-voting shares have been reserved. As at December 31, 2003, there were no class B non-voting shares stock options outstanding. For stock options granted to employees, had the Company determined compensation costs based on their fair values at grant dates of the stock options consistent with the method prescribed by CICA Handbook Section 3870, the Company’s income/(loss) would have been reported as the pro forma amounts below:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Loss	(35.3)	(57.7)	(91.8)	(1,524.7)
Pro forma loss	(37.0)	(58.9)	(91.8)	(1,524.7)
Pro forma basic and diluted loss per share	(1.34)	(2.47)	(20.26)	(336.95)

The weighted average fair value for options granted during the year ended December 31, 2003 is $1.61 and the nine-month period ended December 31, 2002 is $5.60. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

	2003	2002	2001
Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	—
Expected dividend yield	0%	0%	—
Expected volatility, common shares	107.6% to 108.3%	64.8% to 90.7%	—
Expected time until exercise	3 years	3 to 7 years	—

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shareholders’ Rights Plan

The Rights Plan was adopted to ensure that if a person or group is seeking to acquire beneficial ownership of 15% or more of the common shares, or 20% of the aggregate shares of the Company, the shareholders and the board of directors are given sufficient time to evaluate the transaction, negotiate with the proposed acquirer, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered. The term of the Rights Plan is until the termination of the Company’s 2004 annual shareholders meeting. Under the Rights Plan, one right was issued in respect of each share outstanding immediately following the implementation of the Plan of Arrangement. In addition, one right will be issued in respect of each new share issued thereafter. When exercisable, each right will permit the holder to purchase shares with a market value of 200 dollars on payment of 100 dollars.

Restricted Stock Unit Plan

Restricted stock units [RSUs] are subject to vesting provisions, which may include, at the discretion of the board of directors, the achievement of performance criteria. RSU grants are settled by the delivery of shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the shares based on the five trading day average of the closing price of the common shares on the Toronto Stock Exchange. If shares are to be delivered, the Company will have the option to deliver shares issued from treasury or shares purchased on the Toronto Stock Exchange by an independent administrator. The RSUP provides that the maximum number of shares deliverable to participants under the RSUP shall be 678,000 shares. The maximum term for any RSU is three years. The outstanding RSUs vest in three annual installments of 33.3% each. The resulting compensation expense recorded for the twelve months ended December 31, 2003 is $1.6 [2002 – $0.1].

     The following is a continuity of RSUs outstanding for which common shares have been reserved:

Restricted Stock Units

Number Outstanding
Balance, December 31, 2002	585,500
Settled during year ended December 31, 2003	(239,499)

Balance, December 31, 2003	346,001

Deferred Share Unit Plan

On July 29, 2003 the Company adopted a Deferred Share Unit Plan [DSUP]. Participants of the DSUP can elect to receive a portion of their annual compensation in the form of Deferred Share Units [DSUs]. The number of DSUs received is calculated using the amount of compensation directed to the plan, divided by the share price, based on the five trading day average of the closing price of the common shares or class B non-voting shares as applicable on the Toronto Stock Exchange. DSUs are redeemable upon the departure of the participant from the Company

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

by the delivery of common shares or class B non-voting shares as applicable, equal to the number of DSUs credited to the participant, or at the participant’s option, the delivery of cash equal to the number of DSUs credited to the participant’s account multiplied by the five trading day average of the closing price of the applicable shares on the Toronto Stock Exchange on the date of termination. If shares are to be delivered, the shares will be purchased on the Toronto Stock Exchange by an independent administrator. The resulting additional compensation expense recorded during the twelve months ended December 31, 2003 is negligible.

     The following is a continuity of DSUPs outstanding for which common shares have been reserved:

Deferred Share Units

Number Outstanding
Balance, December 31, 2002	—
Issued during the year ended December 31, 2003	8,892
Settled during the year ended December 31, 2003	(1,694)

Balance, December 31, 2003	7,198

Pre-recapitalization Common Shares

The Company was authorized to issue an unlimited number of common shares. The holders of common shares were entitled to one vote for each share held at any meeting of shareholders of the Company. The common shares were subject to constraints on transfer to ensure the Company’s compliance with the foreign ownership provisions of the Telecommunications Act (Canada).

Pre-recapitalization Preferred Shares

The Company was authorized to issue in series an unlimited number of preferred shares of which none were outstanding at December 31, 2003 and 2002. The board of directors determined the rights and attributes when each series was issued.

Pre-recapitalization Class B Non-Voting Shares

The class B non-voting shares were created in October 1993 when each common share then outstanding was converted into one common share and one class B non-voting share.

     The class B non-voting shares ranked pari passu with the common shares and class C non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of class B non-voting shares were not entitled to vote at any meeting of shareholders of the Company.

Pre-recapitalization Class C Non-Voting Shares

The class C non-voting shares could not be held by parties other than Sprint, its affiliates and permitted associates. The class C non-voting shares ranked pari passu with common shares and class B non-voting shares on a per share basis with respect to the payment of dividends and the right to participate in a distribution of assets of the Company on winding up, dissolution or otherwise. The holders of class C non-voting shares were not entitled to vote at any meeting of shareholders of the Company. However, the holders of the class C non-voting shares were entitled to elect up to three directors of the Company as long as they maintained a significant equity interest in the Company.

     The class C non-voting shares could be converted into class B non-voting shares (on a share-for-share basis) at any time or common shares and class B non-voting shares (on the basis of one-half common share and one-half class B non-voting share for each class C non-voting share) in certain circumstances.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Number of Pre-recapitalization Shares	Common	Class B	Class C
Balance, December 31, 2000 and 2001	17,580,396	51,093,362	21,775,017
Issued pursuant to options	—	142,218	—
Cancelled pursuant to Plan of Arrangement [note 1]	(17,580,396)	(51,235,580)	(21,775,017)
Balance, December 31, 2002	—	—	—

Dollars, Pre-recapitalization	Common	Class B	Class C
Balance, December 31, 2000 and 2001	124.8	863.5	347.8
Issued pursuant to options	—	—	—
Cancelled pursuant to Plan of Arrangement [note 1]	(124.8)	(863.5)	(347.8)
Balance, December 31, 2002	—	—	—

2002 Transactions

All pre-recapitalization common shares, pre-recapitalization class B non-voting shares and pre-recapitalization class C non-voting shares were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Stock Options

All pre-recapitalization options of the Company were granted pursuant to the Plan from shares reserved for issuance upon the exercise of options granted under such Plan. At December 31, 2001, the Plan reserved a maximum of 2,640,333 common shares and 9,392,734 class B non-voting shares for issuance upon the exercise of options granted including shares reserved for issuance under options outstanding at the Plan initiation date, December 21, 1995. All shares reserved for issuance under the Plan were granted under the terms and conditions of the Plan. This Plan permitted the granting of options at a price no less than the closing price of the common shares or class B non-voting shares, as applicable, on the Toronto Stock Exchange on the first day preceding the date on which the option was granted that such shares trade, and for a term not to exceed 10 years from the date of grant. Options granted January 1, 1999 and onwards vested in three yearly installments of 33.3% each. Options granted prior to January 1, 1999 vested in four yearly installments of 15%, 20%, 25% and 40%, respectively. During 2002, all outstanding pre-recapitalization options of the Company were cancelled pursuant to the Plan of Arrangement [note 1].

Pre-recapitalization Employee Plan

Effective July 1, 1999, the Company amended the Employee Plan to advance funds [employer contributions] to employees at the rate of $0.50 for each dollar contributed by the employee towards the purchase of common shares. Employer contributions vested 12 months after the funds were advanced. Effective January 31, 2002, employee contributions to the Employee Plan were suspended.

     Prior to July 1, 1999, the Company contributed $0.15 for each dollar contributed by the employee toward the purchase of class B non-voting shares. Employees’ contributions were generally capped at 10% of gross wages. Shares acquired by employees were not subject to any vesting criteria.

     All shares purchased under the Employee Plan were purchased on the open market.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

10. INCOME TAXES

The reconciliation of income tax computed at the statutory tax rates to the provision for income taxes is as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Income tax recovery based on the combined statutory rate of 37% (39% – 2002; 42% – 2001)	10.7	21.5	36.2	643.7
Tax effect of items not taxable (deductible) for tax	9.6	35.2	(3.7)	(449.7)
Unrecognized tax benefits of losses and temporary differences	(20.3)	(56.7)	(35.8)	(187.2)
Income tax expense related to fresh start	(4.3)	—	—	—
Large corporations tax	(2.0)	(2.6)	1.0	(2.9)
Reduction in future income tax liability resulting from substantively enacted tax rate reduction	—	—	3.3	4.0

Income taxes benefit (expense)	(6.3)	(2.6)	1.0	7.9

The benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 – nil] are recorded through a reduction of unamortized customer relationships. Future income tax liability consists of tax (benefits) liabilities arising from:

	2003	2002
Benefits:
Taxable loss carry forwards	(383.8)	(297.0)
Accounting values of liabilities in excess of tax values	(56.9)	(38.9)

Total future tax benefit	(440.7)	(335.9)

Liabilities:
Accounting values of assets in excess of tax values	44.6	5.7

Total future income tax liability	44.6	5.7

Net future income tax benefit	(396.1)	(330.2)
Valuation allowance	396.1	330.2

Net future income tax liability	—	—

At December 31, 2003, the Company had approximately $985.1 in losses available for Canadian income tax purposes to reduce future years’ taxable income. Income tax losses will expire as follows:

2006	221.2
2007	304.0
2008	207.4
2009	208.4
2010	44.1

985.1

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

At December 31, 2003, the Company had approximately $94.2 in losses available for U.S. income tax purposes to reduce future years’ taxable income. Income tax losses will expire as follows:

2021	8.6
2022	72.0
2023	13.6

94.2

11. FINANCIAL COMMITMENTS AND GUARANTEES

The Company leases office space under operating leases that expire through 2013. The Company also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operations and maintenance of the network. In addition, the Company enters into agreements with suppliers to provide services and products that include minimum spend commitments.

     The future minimum payments under these agreements in aggregate and for each of the next five years and thereafter are as follows:

	Office	Network	Other Services
	Space	Facilities	& Products
2004	14.3	21.5	26.1
2005	13.7	13.1	23.5
2006	13.0	3.9	15.9
2007	4.9	2.5	—
2008	2.7	1.8	—
Thereafter	5.7	10.0	—

	54.3	52.8	65.5

On April 10, 2002, the Company and Sprint executed an agreement [the Sprint Agreement] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement requires Sprint or its affiliates to provide various products and services to the Company. In addition, the Company continues to have exclusive use of the Sprint trademark in Canada for these services. The Company and Sprint have agreed to treat each other with ‘preferred partner’ status. In connection with the granting of the technology license and the trademark license, the Company will pay a 2.5% royalty to Sprint on substantially all revenue for the first five years and 2.0% for the remaining five years of the term.

     Periodically in the normal course of conducting its business, the Company enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

     A review of the major dispositions of the Company and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge the Company considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount.

     Occasionally, in the normal course of business the Company provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $0.6.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

12. CONTINGENCIES

Litigation

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 held in trust under a ‘change in control agreement’ with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. On February 20, 2004, the Court of Appeal decided in favour of the Company on the appeal of the Superior Court decision (note 21). The funds held in trust by Computershare Investor Services Inc. were released during 2002.

     In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. ACQUISITIONS

On July 15, 2003, the Company acquired certain assets of Mosaic Performance Solutions Canada (MPS Canada), a reseller of private label long distance services, from its parent group Mosaic Group Inc. The assets acquired include working capital valued at $3.3, computer equipment, software, furniture and fixture assets valued at $2.7 and customer relationships valued at $13.7. This acquisition has been accounted for as a business acquisition using the purchase method, and the results of operations were included in these consolidated financial statements from the date of acquisition. The purchase price was allocated to net identifiable assets acquired based on their estimated fair values. This business was renamed and operates as eForce, a division of a subsidiary of the Company.

     On September 27, 2002, the Company acquired 75% of the non-voting shares and 24% of the voting shares in Time iCR Inc., a provider of customized, managed and hosted call processing solutions, for $1.0. The assets and liabilities acquired were less than $2.6 and $2.6 respectively. The Company also had a call right under a contractual arrangement with a member of Time iCR’s management who owns 51% of the outstanding voting rights of Time iCR Inc. As a result, while the Company does not have voting control of Time iCR Inc., the Company has determined under generally accepted accounting principles it will consolidate its interest in Time iCR Inc. On February 13, 2004 the Company acquired the remaining 25% non-voting shares and 76% voting shares of Time iCR.

     On January 10, 2001, the Company acquired the 50% interest in NorthPoint Joint Venture owned by NorthPoint Communications Group Inc. for $8.0 by way of redemption of shares. As a result, NorthPoint Canada Enterprises Inc., which subsequently amalgamated and changed its name to 3989828 Canada Inc., is now a wholly-owned subsidiary.

     These acquisitions were accounted for using the purchase method, and the results of operations were included in these consolidated financial statements from the dates of acquisition. In each acquisition, the purchase price was allocated to the net identifiable assets acquired based on their estimated fair values.

14. RELATED PARTY TRANSACTIONS

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in significant sales and purchases of telecommunication services with Sprint, which maintains an approximate 6.7% equity interest in the Company. These transactions were made at market prices under normal trade terms and conditions. In addition, a royalty payment based on revenues is paid to Sprint [note 11]. At December 31, 2003, the net balance due to Sprint and its affiliates is $12.9 [2002 – $16.1]. Revenue, carrier charges

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

and royalty costs transactions with Sprint and its affiliates for each of the periods in the three years ended December 31 are as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Revenue	27.0	14.9	5.5	23.3
Carrier charges	27.6	33.7	11.4	37.9

Royalty costs	19.5	19.5	—	—

In the normal course of business, for each of the periods in the three years ended December 31, the Company has engaged in sales of telecommunication services with Cybersurf Corp., in which the Company maintains an approximate 5% equity interest and has a right to appoint two positions on its board. These transactions were made at market prices under normal trade terms and conditions. At December 31, 2003, the net balance prepaid by Cybersurf Corp. is $0.1 [2002 – $0.3]. Included in revenue are transactions with Cybersurf Corp. for each of the periods in the three years ended December 31 as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Revenue	3.2	1.8	0.6	2.9

15. RESTRUCTURING AND OTHER CHARGES

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Non-recoverable fibre maintenance costs (a)	7.0	—	—	—
Special charge (b)	—	30.5	—	17.4
Writedown of goodwill (c)	—	—	—	1,071.1
Loss on closure of subsidiary (d)	—	—	—	21.2

	7.0	30.5	—	1,109.7

(a)	During 2003, the Company recorded a special charge of $7.0 for fibre maintenance costs that will be incurred by the Company under contracts for up to 15 years in length without any foreseeable future economic benefit and for which the Company has determined there is no reasonable prospect of recovery.

(b)	In 2002, the Company recorded a special charge of $19.8 for severance, facility, lease and contract termination costs incurred as part of its plan to further streamline and focus its operations. As well, during this period the Company recorded a special charge of $10.7 for a provision on redundant assets. As at December 31, 2003, $4.7 of the provision was included in accounts payable and accrued liabilities. Approximately $0.3 will be paid by March 31, 2004 and the remainder will be paid over the terms of the related leases up to a maximum period of seven years.

During 2001, the Company recorded a special charge of $8.0 for severance, facility and lease termination costs incurred as part of its plan to focus on profitability. As well, during this period, the Company recorded a special charge of $9.4 for an additional provision on redundant assets. As at December 31, 2003, none of the provision was included in accounts payable and accrued liabilities.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

(c)	In 2001, the Company performed an assessment for impairment of the carrying values of its long-lived assets. The assessment was performed due to: (i) deterioration of the economic environment; (ii) the substantial decline of market value of companies in the telecommunications services sector; and (iii) the decrease in the Company’s revenue base. The assessment indicated that the decline within the industry was significant and other than a temporary impairment.

A comparison of projected undiscounted cash flows to the carrying value of the long-lived assets, including goodwill, indicated that an impairment charge was required. The amount of the impairment charge was determined by comparing the excess of the carrying value of the long-lived assets over their estimated fair value based on a number of scenarios and considering the probability of their expected outcome.

Fair value was estimated by projecting a range of future discounted cash flows excluding interest expense. The cash flow period used was four years and the terminal values were estimated based on an analysis of a range of industry-wide comparable EBITDA multiples. The Company evaluated a range of discount rates used as the Company’s average cost of capital. The assumptions supporting the estimated future cash flows, discount rate and terminal values were based on management’s best estimates.

(d)	In 2001, the Company recorded a charge of $21.2 relating to the closure of its wholly-owned subsidiary, ascenda Inc., as part of its plan to focus on the profitable deployment of capital resources in core operations. The charge included $18.6 for writedown of capital assets and $2.6 for severance and contract termination costs.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share have been calculated on the basis of income (loss) divided by the weighted average number of common shares and class B non-voting shares outstanding during the period after recapitalization [December 31, 2003 – 27,484,447; December 31, 2002 – 23,839,638]. Earnings (loss) per share for the prior years and three months ended March 31, 2002 have been calculated on the basis of income (loss) divided by the weighted average number of pre-recapitalization common shares, pre-recapitalization class B non-voting shares and pre-recapitalization class C non-voting shares outstanding during the year. The pre-recapitalization weighted average number of shares outstanding has been restated to give effect to the 1:20 stock consolidation which occurred April 15, 2002 [March 31, 2002 – 4,529,550]. Due to a loss for all periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

Net Change in Non-Cash Working Capital Balances

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Accounts receivable	37.8	24.0	23.1	44.5
Other current assets	(43.3)	40.7	1.0	21.8
Accounts payable and accrued liabilities	(2.0)	(4.4)	(32.4)	(129.4)

Net change in non-cash working capital balances related to operations	(7.5)	60.3	(8.3)	(63.1)

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Non-Cash Transactions

Acquisition of capital assets as shown in the consolidated statements of cash flows and changes in accounts payable and accrued liabilities were increased (reduced) by accrued amounts as follows:

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Accrued amounts	(2.2)	8.2	(3.8)	(2.0)

During 2003, the Company entered into an agreement to swap fibre valued at $1.9 in exchange for consideration of fibre valued at the same amount. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

     During 2002, the Company acquired capital assets of $13.2 in exchange for consideration of cash in trust of $13.2. Accordingly, this transaction is not reflected in the consolidated statements of cash flows.

     During 2001, the Company disposed of capital assets of $15.0 in exchange for consideration of capital assets of $15.0. Accordingly, these transactions are not reflected in the consolidated statements of cash flows.

Other Information

			Pre-recapitalization
		Nine Months	Three Months
		Ended Dec 31,	Ended Mar 31,
	2003	2002	2002	2001
Cash received for interest	4.2	3.4	6.2	18.1
Cash paid for interest	46.8	52.3	18.3	99.7
Cash paid for capital and income taxes	3.4	9.9	0.5	2.2

18. ADDITIONAL FINANCIAL INFORMATION

[a] Fair Values

The carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2003 and 2002 are as follows:

	2003		2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash and cash equivalents	56.5	56.5	34.1	34.1
Short-term investments	93.6	93.6	90.9	90.9
Accounts receivable	42.7	42.7	89.3	89.3
Other current assets	48.9	48.9	4.4	4.4
Investment in Cybersurf Corp.	0.4	0.3	0.4	0.2
Financial liabilities
Accounts payable and accrued liabilities	159.1	159.1	159.4	159.4
Long-term liabilities	424.1	422.7	511.8	293.4

The fair values of the Company’s financial instruments have been determined as outlined below, however, the estimated fair values do not necessarily represent amounts that the Company

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

could potentially realize or be obligated to pay in a current market exchange between arm’s length parties.

Cash and cash equivalents, short-term investments, accounts receivable, other current assets, accounts payable and accrued liabilities

The carrying values of the Company’s cash and cash equivalents, short-term investments, accounts receivable, other current assets, and accounts payable and accrued liabilities approximate fair values due to their current nature.

Investment in Cybersurf Corp.

The fair value of the Company’s investment in Cybersurf Corp. is based on the closing price on The Canadian Venture Exchange.

Long-term liabilities

The Company’s debt trades over-the-counter and is not listed on an exchange. The fair value of the Company’s long-term debt is estimated based on current trading values using best estimates. The fair value of the Company’s right-of-way liability is based on discounted future cash flows and approximates carrying value.

(b)	Other Disclosures

Credit Risk

Short-term investments are placed exclusively with entities having ratings of at least A-1, A-2, P-1 or P-2 by recognized debt rating agencies. The Company’s accounts receivable are not subject to any concentration of credit risk. The portfolio is diversified as to both geographic and industry concentrations.

Currency Agreements

The Company has not entered into any cross-currency swap agreements to mitigate its exposure to fluctuations in the relationship between the Canadian and U.S. dollars created by the Company’s U.S. dollar denominated debt obligation. As a result, the Company is exposed to risk of currency fluctuation for the U.S.$458.6 that will be paid in principal and interest over the remaining term of this instrument.

19. SEGMENTED INFORMATION

The Company is a facilities-based carrier of long distance, data and local telecommunications services. It offers different products or services to three market segments: (i) Consumer Services including residential and small office and home office customers (ii) Business Solutions, including small, medium and large business and government customers and (iii) Carrier Services including other providers and carriers of telecommunications services. During 2003, the Company changed the presentation by customer segment to better align with the management structure. Accordingly, segmented information of previous periods has been restated to reflect this change. Substantially all of the Company’s assets are located in Canada, and revenues are derived from long distance, data and local telecommunications services provided in Canada. Assets, including the fibre optic cable network, are not segmented by business unit as assets are shared by all segments.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Customer Segments

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and Other	Total
Twelve months ended December 31, 2003
Long distance	176.5	153.6	162.8	—	492.9
Data	15.2	134.0	50.1	—	199.3
Local	75.9	31.0	4.8	—	111.7
Wireless	1.4	—	—	—	1.4

Total revenues	269.0	318.6	217.7	—	805.3
Operating costs	(95.3)	(63.0)	(7.9)	(131.4)	(297.6)

	173.7	255.6	209.8	(131.4)	507.7

Carrier costs					(409.9)
Restructuring and other charges					(7.0)
Depreciation and amortization					(156.8)

Operating loss					(66.0)

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and Other	Total
Nine months ended December 31, 2002
Long distance	136.7	110.6	125.6	—	372.9
Data	15.5	107.3	43.6	—	166.4
Local	43.3	14.2	2.1	—	59.6
Wireless	—	—	—	—	—

Total revenues	195.5	232.1	171.3	—	598.9
Operating costs	(71.3)	(43.7)	(13.7)	(98.6)	(227.3)

	124.2	188.4	157.6	(98.6)	371.6

Carrier costs					(335.7)
Restructuring and other charges					(30.5)
Gain on repurchase of long-term debt					93.1
Net gain on sale of capital assets and rights					9.4
Depreciation and amortization					(120.3)

Operating loss					(12.4)

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and Other	Total
Three months ended March 31, 2002
Long distance	46.4	39.7	44.6	—	130.7
Data	5.9	37.6	15.4	—	58.9
Local	9.4	2.5	0.3	—	12.2
Wireless	—	—	—	—	—

Total revenues	61.7	79.8	60.3	—	201.8
Operating costs	(22.7)	(16.7)	(2.8)	(30.9)	(73.1)

	39.0	63.1	57.5	(30.9)	128.7

Carrier costs					(116.8)
Depreciation and amortization					(41.8)

Operating loss					(29.9)

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

	Consumer	Business	Carrier	Corporate
	Services	Solutions	Services	and Other	Total
Twelve months ended December 31, 2001
Long distance	244.1	159.9	220.5	—	624.5
Data	36.3	171.3	70.1	—	277.7
Local	22.4	3.4	0.4	—	26.2
Wireless	—	—	—	—	—

Total revenues	302.8	334.6	291.0	—	928.4
Operating costs	(92.1)	(70.4)	(13.1)	(109.1)	(284.7)

	210.7	264.2	277.9	(109.1)	643.7

Carrier costs					(508.9)
Restructuring and other charges					(1,109.7)
Net gain on sale of capital assets and rights					6.1
Depreciation and amortization					(213.1)

Operating loss					(1,181.9)

20. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The significant adjustments which are described below would be required in the consolidated financial statements to comply with U.S. GAAP.

	2003	2002
Balance Sheets – Assets
Canadian GAAP – Current Assets	241.7	218.7
Investment available for sale (a)	0.3	0.2

U.S. GAAP – Current Assets	242.0	218.9

Canadian GAAP – Capital Assets	515.2	600.0
Capitalized interest (c)	5.9	7.1
Writedowns and fresh start adjustments (b)	89.7	89.7
Writedown of assets held for sale (b)	(78.6)	(78.6)
Depreciation of writedowns and fresh start adjustments (b)	(3.1)	(1.6)
Disposal of writedowns and fresh start adjustment (b)	(1.7)	—

U.S. GAAP – Capital Assets	527.4	616.6

Canadian GAAP – Other Assets	80.7	101.1
Investment available for sale (a)	(0.4)	(0.4)
Writedowns and fresh start adjustments (b)	4.3	—

U.S. GAAP – Other Assets	84.6	100.7

U.S. GAAP – Total Assets	854.0	936.2

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

	2003	2002
Balance Sheets – Liabilities
Canadian GAAP – Accounts Payable and Accrued Liabilities	159.1	159.4
Disposal gain not recognized under fresh start accounting (b)	(0.9)	—

U.S. GAAP – Accounts Payable and Accrued Liabilities	158.2	159.4

Canadian GAAP – Future Income Tax Liability	—	—
Future income tax liability (b)	21.3	28.3

U.S. GAAP – Future Income Tax Liability	21.3	28.3

Canadian GAAP – Long-term Liabilities	424.1	511.8
Future interest payments on long-term debt (b)	205.6	301.5

U.S. GAAP – Long-term Liabilities	629.7	813.3

U.S. GAAP – Total Liabilities	809.2	1,001.0

Balance Sheets – Shareholders’ Equity
Canadian GAAP – Capital Stock	347.4	306.3
Share purchase incentives	4.6	4.6
Reduction in stated capital (f)	10.7	10.7
Recapitalization adjustments (b)	(6.5)	(6.5)
Writedowns and fresh start adjustments (b)	1,036.3	1,036.3
Issue of capital stock (b)	187.9	187.9

U.S. GAAP – Capital Stock	1,580.4	1,539.3

Canadian GAAP – Deficit	(93.0)	(57.7)
Share purchase incentives	(4.6)	(4.6)
Reduction in stated capital (f)	(10.7)	(10.7)
Writedowns and fresh start adjustments (b)	(1,671.8)	(1,671.8)
Reduction of intangible assets (b)	4.3	—
Depreciation not recognized under fresh start accounting (b)	(3.1)	(1.6)
Income tax benefit related to future tax liability (b)	14.7	6.1
Interest expense on long-term debt (b)	88.2	43.6
Gain on repurchase of long-term debt (b)	81.9	81.9
Foreign exchange gain on long-term debt (b)	55.2	3.9
Loss on disposal of capital assets	(0.8)	—
Capitalized interest (c)	5.9	7.1
Change in enacted tax rate (e)	(1.6)	—

U.S. GAAP – Deficit	(1,535.4)	(1,603.8)

Canadian GAAP – Other Comprehensive Income (Loss)	—	—
Unrealized losses on investment available for sale	(0.2)	(0.3)

U.S. GAAP – Other Comprehensive Income (Loss)	(0.2)	(0.3)

Total U.S. GAAP Shareholders’ Equity (Deficiency)	44.8	(64.8)

Total U.S. GAAP Liabilities and Shareholders’ Equity (Deficiency)	854.0	936.2

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Statements of Operations

	2003	2002	2001
Net income (loss) for the 12 months ended December 31 based on Canadian GAAP	(35.3)	(149.5)	(1,524.7)
Recapitalization and fresh start adjustments (b)	—	(93.8)	—
Reduction of intangible assets (b)	4.3	—	—
Gain on repurchase of long-term debt (b)	—	81.9	—
Interest expense on long-term debt (b)	44.6	43.6	—
Foreign exchange gain on long-term debt (b)	51.3	3.9	—
Incremental loss on disposal and writedown regarding capitalized interest (c)	(0.2)	(4.6)	(2.4)
Depreciation not recognized under fresh start accounting (b)	(1.5)	(1.6)	—
Capitalized interest net of depreciation (c)	(1.0)	(1.0)	2.9
Loss on disposal of capital assets	(0.8)	—	—
Income tax benefit from future income tax liability (b)	8.6	6.1	—
Amortization of integration costs capitalized (d)	—	—	(1.0)
Writedown of integration costs capitalized (d)	—	—	(22.7)
Change in enacted tax rate (e)	(1.6)	—	9.0

Net loss before extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	(115.0)	(1,538.9)
Extraordinary item – gain on debt restructuring (b)	—	1,292.5	—

Net income (loss) after extraordinary items for the 12 months ended December 31 based on U.S. GAAP	68.4	1,177.5	(1,538.9)
Unrealized gain (loss) on investment available for sale	0.1	(0.1)	(0.2)

Comprehensive income (loss) for the 12 months ended December 31 based on U.S. GAAP	68.5	1,177.4	(1,539.1)

U.S. GAAP Earnings (Loss) Per Share – Basic
Net income (loss) before extraordinary items – basic	2.49	(6.03)	(17.01)
Extraordinary item – basic	—	67.75	—

Net income (loss) – basic	2.49	61.72	(17.01)

U.S. GAAP Earnings (Loss) Per Share – Diluted
Net income (loss) before extraordinary items – diluted	2.47	(6.03)	(17.01)
Extraordinary item – diluted	—	67.71	—

Net income (loss) – diluted	2.47	61.68	(17.01)

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Statements of Cash Flows

	2003	2002	2001
Cash provided by (used in) operating activities based on Canadian GAAP	33.7	6.1	(27.2)
Interest expense on long-term debt (b)	—	43.6	—

Cash provided by (used in) operating activities based on U.S. GAAP	33.7	49.7	(27.2)

Cash provided by (used in) investing activities based on Canadian and U.S. GAAP	(49.7)	154.2	(262.9)

Cash provided by (used in) financing activities based on Canadian GAAP	38.4	(29.9)	5.7
Recapitalization adjustments (b)	—	(111.8)	—
Interest expense on long-term debt (b)	—	(43.6)	—

Cash provided by (used in) financing activities based on U.S. GAAP	38.4	(185.3)	5.7

Net increase (decrease) in cash and cash equivalents for the 12 months ended December 31 based on U.S. GAAP	22.4	18.6	(284.4)

(a)	Under Canadian GAAP, portfolio investments are accounted for at the lower of cost and market. Under U.S. GAAP, portfolio investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

(b)	Under Canadian GAAP, the Company’s capital reorganization and comprehensive revaluation of assets and liabilities is accounted for under fresh start accounting. U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit made under fresh start accounting [note 1].

     Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, ‘Accounting by Debtors and Creditors for Troubled Debt Restructuring’ [SFAS 15]. The fair value of the equity interest granted to Sprint of $25.0 and the fair value of the equity interest granted to the noteholders of $163.1, reduced by direct issuance costs of $0.2, are added to capital stock.

     Under U.S. GAAP, the impairment in value of assets held for sale of $78.6 is accounted for in accordance with ‘Accounting for the Impairment or Disposal of Long-lived Assets’ [SFAS 144]. The reduction in the value of other in-use capital assets of $11.1 made under Canadian GAAP does not apply under U.S. GAAP. Under U.S. GAAP, an additional $1.5 of depreciation would have been expensed during 2003 [2002 – $1.6].

     Under Canadian GAAP, the Q1 2002 royalty payment to Sprint of $4.9 was accounted for under the restructuring. Under U.S. GAAP, the payment is included in the statement of operations of the current period.

     Under U.S. GAAP, the gain on debt restructuring is determined in accordance with SFAS 15. The fair value of the assets transferred to the noteholders include cash and an equity interest, net of issuance costs. The remaining direct costs of the Plan of Arrangement of $18.3 are deducted in measuring the gain on restructuring. Also included in the determination of the gain is the carrying amount of the pre-recapitalization notes cancelled, and accrued interest thereon, net of related deferred financing costs, and the carrying amount of the newly issued senior secured notes due 2008, accrued interest thereon, and future interest payments.

     Under U.S. GAAP, all cash payments under the terms of the senior secured notes are accounted for as reductions of the liability, and no interest expense is recognized over the remaining life of the debt. Under Canadian GAAP, interest expense is recognized in the statement of operations.

Under Canadian GAAP, the future income tax liability was valued at nil under the application of fresh start accounting. Under U.S. GAAP, the value of the future income tax liability is not impacted by the debt restructuring.

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

Under Canadian GAAP, the benefit of tax items that arose prior to the application of fresh start accounting of $4.3 [2002 – nil] are recorded through a reduction of unamortized customer relationships. Under U.S. GAAP, the reduction is not applied.

Additional information regarding the Company’s financial reorganization is presented in note 1.

(c)	Under U.S. GAAP, interest expense to date of $5.9 [2002 – $7.1, 2001 – $12.7] would have been capitalized as part of the cost of constructing fibre optic cable and buildings and therefore included in the cost of the assets in determining the losses on disposal. Under Canadian GAAP, these amounts have been expensed.

(d)	Under U.S. GAAP, purchase accounting requires certain integration costs arising from an acquisition to be capitalized as part of the purchase equation and would increase goodwill. Therefore, for U.S. GAAP, these integration costs were included as part of the cost used to determine the writedown of goodwill which occurred at September 30, 2001 [note 15]. Under Canadian GAAP, these integration costs were previously expensed.

(e)	Under Canadian GAAP, future income tax liabilities are valued using the income tax rates expected to apply when the liability is settled or the asset is realized based on substantively enacted income tax rates. Under U.S. GAAP, income tax rates applied are based on those completely enacted into law.

(f)	Canadian GAAP allows for the reduction of the stated capital of outstanding shares with a corresponding offset to deficit. This reclassification which the Company made in 1992 is not permitted by U.S. GAAP.

(g)	Under Canadian GAAP, the Company accounted for its investment in a joint venture using the proportionate consolidation method in 2000 prior to the joint venture becoming a wholly-owned subsidiary in 2001. Under U.S. GAAP, the Company should account for its investment in the joint venture using the equity method. However, as permitted by the United States Securities and Exchange Commission, this difference in accounting has not been reflected in the U.S. GAAP amount above.

(h)	Under Canadian GAAP, stock options are accounted for at the date of exercise when the purchase is recorded as an increase to capital stock. For purposes of reconciliation to U.S. GAAP, stock options granted to employees have been accounted for in accordance with Accounting Principles Board [APB] Opinion 25, such that the excess of the market value of the shares over the exercise price is expensed and charged to income with a corresponding increase to capital stock over the vesting period. Certain stock options are considered to be part of a variable stock option plan under U.S. GAAP in accordance with Financial Accounting Standards Board Interpretation Number 44 and as such compensation expense is recorded for the excess of the market value of the shares over the exercise price at each reporting period [2003, 2002 and 2001 – nil].

(i)	U.S. GAAP SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions.

(j)	U.S. GAAP does not recognize the disclosure of any subtotal of the amount of cash, cash equivalents and short-term investments in the consolidated balance sheets.

(k)	U.S. GAAP does not recognize the disclosure of a subtotal of the cash flow from operations before net change in non-cash working capital items in the consolidated statements of cash flows.

Additional Information

U.S. GAAP also requires additional disclosures of information shown below.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 [SFAS 123], which requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 1994 under the fair value method of that statement. The Company has utilized the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

Notes to Consolidated Financial Statements

December 31, 2003 [millions of Canadian dollars, except per share amount or otherwise indicated]

	2003	2002	2001
Risk free interest rate	2.85% to 3.50%	3.26% to 5.47%	3.83% to 5.52%
Expected dividend yield	0%	0%	0%
Expected volatility, common shares	107.6% to 108.3%	64.8% to 90.7%	71.1% to 77.8%
Expected volatility, class B non-voting shares	n/a	n/a	75.4% to 90.4%
Expected time until exercise	3 years	3 to 7 years	3 years

The weighted average fair value of all options granted is estimated at $1.61 per share in 2003 [2002 – $5.60, 2001 – $0.63].

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operating expense over the options’ vesting period. The Company’s pro forma information is as follows:

	2003	2002	2001
U.S. GAAP pro forma net income (loss)	66.7	1,176.2	(1,539.6)
U.S. GAAP pro forma basic income (loss) per share	2.43	61.66	(17.02)

Selling, general and administration costs of $267.5 [2002 – $250.4; 2001 – $252.0], advertising costs of $14.2 [2002 – $18.4; 2001 – $17.1], lease rental costs of $15.0 [2002 – $15.0; 2001 – $15.5], and bad debt costs of $0.9 [2002 – $16.6; 2001 – $0.1] were expensed as incurred during the year under both Canadian and U.S. GAAP.

New Pronouncements

The Financial Accounting Standards Board [FASB] has issued Interpretation No. 46, ‘Consolidation of Variable Interest Entities’ in December 2003. Similar to the AcG-15 in Canadian GAAP, Interpretation 46 provides criteria and guidelines to determine whether an entity is a variable interest entity to the Company for consolidation purposes. The Company will adopt the requirements of Interpretation 46 and is currently reviewing the impact of the Interpretation.

     In November 2002, FASB issued Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’ [Interpretation 45]. Interpretation 45 requires disclosure by a guarantor regarding its obligations under certain guarantees it has issued, effective December 31, 2002. Interpretation 45 also requires recognition of a liability for the fair value of its obligations under guarantees issued after December 31, 2002. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

     In December 2002, FASB issued SFAS No. 148, ‘Accounting for Stock-Based Compensation – Transition and Disclosure’ [SFAS 148]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. The Company has reviewed its policies and determined there is no impact as a result of the Company adopting these pronouncements.

21. SUBSEQUENT EVENT

On February 20, 2004, the Court of Appeal of Ontario agreed with the trial judge and dismissed the appeal of an earlier decision regarding a ‘change in control agreement’ [note 12]. The appellants have 60 days in which to seek leave to appeal to the Supreme Court of Canada.

Corporate Directory

DIRECTORS	OFFICERS	MANAGEMENT TEAM
LAWRENCE G. TAPP (1)	LAWRENCE G. TAPP	WILLIAM W. LINTON
Chairman	Chairman	President and Chief Executive Officer
Call-Net Enterprises Inc.		Call-Net Enterprises Inc.
WILLIAM W. LINTON
S. DENNIS BELCHER (2)	President and Chief Executive Officer	DUNCAN J. McEWAN
Corporate Director		President and Chief Operating Officer
	DUNCAN J. McEWAN	Sprint Canada Inc.
ROBERT M. FRANKLIN (3)(4)	Chief Operating Officer
Chairman and Corporate Director		ROY T. GRAYDON
Placer Dome Inc.	ROY T. GRAYDON	Executive Vice President and
	Executive Vice President and	Chief Financial Officer
ROBERT T.E. GILLESPIE (3)	Chief Financial Officer
Chairman and Chief Executive Officer		SERGE BABIN
General Electric Canada Inc.	GEORGE MALYSHEFF	Senior Vice President and Chief Technology Officer
	Senior Vice President, Chief Legal Counsel	Sprint Canada Inc.
ARTHUR B. KRAUSE (2)(5)	and Corporate Secretary
Corporate Director		DAVID BOWDEN
President, Consumer Services Group and SOHO
WENDY A. LEANEY (2)(4)		Sprint Canada Inc.
President, Wyoming Associates Ltd.
JEAN BRAZEAU
WILLIAM W. LINTON		Senior Vice President, Regulatory Affairs and
President and Chief Executive Officer		Strategic Partnerships
Call-Net Enterprises Inc.		Call-Net Enterprises Inc.

LESLIE H. MEREDITH (4)(5)		ERIC DOBSON
Vice President, Mergers & Acquisitions & Risk		President, Carrier Services
Management, Sprint Corp.		Sprint Canada Inc.

DAVID A. RATTEE (2)		JIM LARAMIE
Chairman, President and CEO, CIGL Holdings Ltd.,		Senior Vice President, Finance
President and CEO, MICC Investments Limited		Sprint Canada Inc.

JOSEPH H. WRIGHT (3)(4)		GEORGE MALYSHEFF
Corporate Director		Senior Vice President, Chief Legal Counsel and
Corporate Secretary
Call-Net Enterprises Inc.

GREG L. McCAMUS
President, Business Solutions
Sprint Canada Inc.

VICTORIA WALKER
Vice President, Human Resources
Call-Net Enterprises Inc.

(1)	Chairman of Board of Directors

(2)	Member of Audit Committee of the Board of Directors

(3)	Member of the Corporate Governance and Nominating Committee of the Board of Directors

(4)	Member of the Compensation and Human Resources Committee of the Board of Directors

(5)	Denotes Directors elected by Sprint as the holder of a preferred share

Shareholder Information

CALL-NET ENTERPRISES INC.
Head Office
2235 Sheppard Avenue East,
Atria II, Suite 1800
Toronto, ON M2J 5G1
www.callnet.ca

TRANSFER AGENT AND REGISTRAR
Call-Net Enterprises Inc.’s transfer agent and registrar is CIBC Mellon Trust Company, Toronto, Montreal and Vancouver. Changes of address or inquiries about shares and dividends should be directed to the transfer agent.

STOCK EXCHANGE LISTINGS
The common shares and class B non-voting shares of Call-Net Enterprises Inc. trade on the Toronto Stock Exchange under the symbols FON and FON.B, respectively.
SHAREHOLDER INQUIRIES
Shareholder inquiries should be directed to Investor Relations 416-718-6245.

OWNERSHIP AND VOTING RIGHTS OF CALL-NET ENTERPRISES INC.
Call-Net Enterprises Inc. is a Canadian company widely held by public shareholders. Its wholly-owned subsidiaries include Time iCR, Sprint Canada Inc., Call-Net Communications Inc., AlternaCall Inc., CNCS and Call-Net Technology Services Inc.

The Company’s shareholders’ equity consists of issued and outstanding common shares and class B non-voting shares.	To ensure that the Company or its affiliates remain qualified to operate as a telecommunications common carrier pursuant to the Telecommunications Act (Canada), and the regulations made thereunder (Telecommunications Legislation), the Articles of the Company impose certain restrictions on the issue and transfer of common shares to non-Canadians, as defined in the Telecommunications Legislation. The board of directors may establish, amend or repeal any procedure required to administer such restrictions on the issuance and transfer of the common shares of the Company.

® ™ Sprint, the Sprint logo, Foncard, and The Most are trademarks of Sprint Communications Company L.P. used under license by Sprint Canada Inc.

Call-Net is a trademark of Call-Net Enterprises Inc.

References to Sprint mean Sprint Communications Company L.P.